      As filed with the Securities and Exchange Commission on May 23, 2000
                                                            File No. 333-_______

================================================================================

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM SB-2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                            9278 COMMUNICATIONS, INC.
                 (Name of small business issuer in its charter)


DELAWARE                                   3661                        98-0207906
(State or jurisdiction of        (Primary Standard Industrial       (I.R.S. Employer
incorporation or organization)   Classification Code Number)     Identification Number)


                            1942 WILLIAMSBRIDGE ROAD
                              BRONX, NEW YORK 10461
          (Address and telephone number of principal executive offices)

                                  SAJID KAPADIA
                             CHIEF EXECUTIVE OFFICER
                            9278 COMMUNICATIONS, INC.
                            1942 WILLIAMSBRIDGE ROAD
                              BRONX, NEW YORK 10461
            (Name, address and telephone number of agent for service)

                                   Copies to:

                              CRAIG S. LIBSON, ESQ.
                           PARKER DURYEE ROSOFF & HAFT
                           529 FIFTH AVENUE, 8TH FLOOR
                            NEW YORK, NEW YORK 10017
                                 (212) 599-0500

     Approximate date of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE


====================================================================================================================
                                                      PROPOSED               PROPOSED
TITLE OF EACH CLASS OF       AMOUNT TO BE              MAXIMUM                MAXIMUM
   SECURITIES TO BE          REGISTERED(1)         OFFERING PRICE            AGGREGATE              AMOUNT OF
      REGISTERED                                    PER SHARE(2)         OFFERING PRICE(1)      REGISTRATION FEE
====================================================================================================================
   Common Stock, par           3,528,372                $1.75               $6,174,651              $1,630.11
    value $.001 per
         share
====================================================================================================================


----------------

(1) Assumes the conversion of 1,075 shares of our series B convertible preferred stock into 1,433,333 shares of common stock. Each share of our series B convertible preferred stock may be converted into such number of shares of common stock equal to $1,000 divided by seventy-five (75%) percent of the average "market price" of the shares of our common stock for ten (10) trading days immediately prior to the date of conversion. The "market price" is defined as the closing bid price of shares of our common stock, as reported by the National Association of Securities Dealers Automated Quotation System ("Nasdaq"), or the closing bid price in the over-the-counter market if other than Nasdaq. The result of converting shares of our series B convertible preferred stock based upon a floating price based on this formula, is that the number of shares of our common stock issuable upon conversion of our series B convertible preferred stock increases as the market price of the common stock decreases. For the purposes of this registration statement we have included the number of shares of our common stock issuable upon conversion of our series B convertible preferred stock at a conversion rate equal to $1,000 divided by $0.75. This would be the conversion rate if the average market price of our shares of common stock for the ten trading days prior to the conversion date was $1.00 per share. The actual number of shares of our common stock issued upon conversion of our 1,075 outstanding shares of series B convertible preferred stock will be less than 1,433,333 if the average market price of our shares of common stock for the ten trading days prior to the conversion date was greater than $1.00 per share.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based upon the closing price of our common stock on the over-the-counter bulletin board on May 15, 2000.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                    SUBJECT TO COMPLETION, DATED MAY 23, 2000

                                   PROSPECTUS

                                3,528,372 SHARES

                            9278 COMMUNICATIONS, INC.

                                  COMMON STOCK

     This is an offering of a total of 3,528,372 shares of our common stock, by the individuals who are named under the caption "Selling Stockholders." Of the shares of common stock being offered by the selling stockholders, 1,433,333 shares may be acquired by them upon conversion of shares of our series B convertible preferred stock held by them. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

     The selling stockholders may offer and sell the shares of common stock from time to time directly, or through underwriters, in the over-the-counter market, in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. See "Plan of Distribution" for a discussion of the methods of sale, which the selling stockholders or their pledgees, donees or transferees may use to offer and sell the shares.

     We have indemnified the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933. We will bear all expenses in connection with the registration and sales of the shares of common stock being offered by the selling stockholders, other than any underwriting discounts and selling commissions.

                             ----------------------

             INVESTING IN OUR STOCK INVOLVES A HIGH DEGREE OF RISK.
                     SEE "RISK FACTORS BEGINNING ON PAGE 6.

                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
      COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

     The shares of our common stock being offered by the selling stockholders have not been registered for sale under the securities laws of any state or jurisdiction as of the date of this prospectus.

     Our common stock trades on the over-the-counter electronic bulletin board under the symbol "NTSE." On May 15, 2000, the closing bid price of the common stock was $1.75 per share.

     We have retained no underwriters in connection with this offering.

                             -----------------------

     The date of this Prospectus is May ___, 2000.

     [The following language is located on the left margin of the first page of preliminary prospectus.]

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                TABLE OF CONTENTS


                                                                                                               PAGE

Prospectus Summary................................................................................................3
Risk Factors......................................................................................................6
Forward-Looking Statements.......................................................................................11
Use of Proceeds..................................................................................................11
Dividend Policy..................................................................................................11
Market Information...............................................................................................12
Selected Financial Data..........................................................................................13
Management's Discussion and Analysis of Financial Condition and Results of Operations............................14
Business.........................................................................................................17
Management.......................................................................................................24
Certain Transactions.............................................................................................28
Principal Stockholders...........................................................................................30
Selling Stockholders.............................................................................................31
Plan of Distribution.............................................................................................33
Description of Securities........................................................................................35
Shares Available for Future Sale.................................................................................36
Legal Matters....................................................................................................36
Experts..........................................................................................................36
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.............................36
Where You Can Obtain Additional Information About the Company....................................................37
Index to Financial Statements...................................................................................F-1


                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including "Risk Factors" and the financial statements, before making a decision to invest in our common stock.

                                   OUR COMPANY

     We are a value-added integrator of telecommunications services and technologies, specializing in the distribution of prepaid phone cards. We have a network of over 300 private distributors, retailing over 100 different prepaid card products, including 13 private label cards, primarily in the New York, New Jersey and Connecticut markets, through approximately 10,000 retail outlets.

     Although still relatively new to the North American market, prepaid phone cards have been widely used throughout Europe and Asia for more than fifteen years. Originally introduced to meet very specific telephony applications, prepaid services have evolved into a widely accepted solution by both businesses and consumers. Currently being issued in 140 countries, the prepaid phone card market has grown to an estimated $20 billion dollar worldwide industry.

     Our prepaid phone cards are distributed through a vast network of retail outlets, including convenience stores, newsstands, grocery stores and discount stores. Typically, we purchase large quantities of prepaid phone cards from a long distance carrier or reseller, and sell the cards in smaller quantities, together with cards from other carriers, to these independent distributors for ultimate distribution to the retail outlets. We believe that many of our customers use prepaid cards as their primary means of making long distance calls due to:

o    Attractive rates;
o    Reliable service;
o    Ease of monitoring and budgeting their long distance spending; and
o The appealing variety of calling cards offered to different market segments.

     Over the next twelve months, we plan to introduce several new telecommunications related products into our growing distribution channels, including:

o    Prepaid wireless phones;
o    Prepaid paging;
o    Prepaid local dial tone;
o    Prepaid internet services; and
o    Prepaid consumer products.


     We also plan to expand upon our existing business relationships with the United States telecommunications companies and the large national prepaid card providers we work with. Further, with the coming launch of our e-commerce services website, we will provide sales, access and support for our existing distributors and develop a mechanism for establishing new markets for our products.

     We are the successor consolidated entity formed by the merger, on December 10, 1999, between iLink Telecom, Inc., a Nevada corporation originally incorporated in Colorado on December 10, 1997 under the name Aquasol, Inc., and 9278 Distributor Inc., a New York corporation involved in the distribution of prepaid phone cards. On December 22, 1999, we changed our name to 9278 Communications, Inc. and on May 2, 2000 we changed our domicile to Delaware. Our principal executive offices are located at 1942 Williamsbridge Road, Bronx, New York 10461, our telephone number is (718) 792-5150 and our Internet website is www.9278.com. The information contained on our Internet website is not part of this prospectus.

                                  THE OFFERING

     The selling stockholders are registering for resale 3,528,372 shares of our common stock, which they currently own or may acquire upon conversion of shares of our series B convertible preferred stock.

Securities offered by
selling stockholders..................   3,528,372 shares(1)

Common stock outstanding
before the offering...................   20,554,772 shares(2)

Common stock to be outstanding
after the offering ...................   21,988,105 shares(1)(2)

Use of proceeds.......................   We will not receive any proceeds from
                                         this offering.

Risk factors..........................   The securities offered hereby involved
                                         a high degree of risk and immediate
                                         substantial dilution to new investors
                                         and should not be purchased by
                                         investors who cannot afford the loss of
                                         their entire investment. See "Risk
                                         Factors."

Symbol for common stock...............   "NTSE"

Market for common stock...............   Our shares are currently listed for
                                         trading on the over-the-counter
                                         electronic bulletin board. We intend to
                                         file an application to have our stock
                                         traded on the Nasdaq SmallCap Market.
                                         There is no assurance our shares will
                                         be accepted for trading by that market.

--------------------

(1) Assumes the conversion of the 1,075 shares of our series B convertible preferred stock, which are currently outstanding, into 1,433,333 shares of our common stock.

(2) The number of shares of our common stock outstanding as of May 15, 2000 excludes (i) options outstanding to purchase 48,000 shares of our common stock at a weighted average exercise price of $4.60 per share, and (b) 452,000 shares of common stock reserved as for issuance upon exercise of options that may be granted in the future under our stock option plan. See "Management--2000 Stock Option Plan."

                          SUMMARY FINANCIAL INFORMATION

The following table summarizes the consolidated financial data for our business. You should read the following summary financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and the corresponding notes, beginning on page F-1 of this prospectus.

                                                                                          THREE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                MARCH 31,
                                                      -------------------------       --------------------------
                                                        1999             1998           2000              1999
                                                      --------         --------       --------          --------
                                                   (In thousands, except per           (In thousands, except per
                                                          share data)                        share data)

STATEMENT OF OPERATIONS:
Consolidated revenues.....................            $ 78,090         $ 22,169       $ 16,883          $ 10,533
Cost of sales.............................            $ 75,473         $ 21,487       $ 16,182          $ 10,159
Expenses..................................            $  2,605         $    602       $  1,193          $    139
Pre-tax income............................            $     12         $     80            ---               ---
Net income (loss)(1)......................            $      7         $     40      ($    492)         $    234
Income (loss) per share(2)................           ($    .02)        $      0      ($    .02)         $    .01
Shares used in computing net income
  (loss) per share........................              19,660           14,900         20,003            14,900


                                                      AS OF DECEMBER 31, 1999               AS OF MARCH 31, 2000
                                                      -----------------------               --------------------
                                                             (In thousands)                     (In thousands)
(In thousands)
BALANCE SHEET DATA:
Current assets............................                          $ 5,180                         $  5,416
Total assets..............................                            6,139                            6,277
Total long-term debt......................                            1,108                            1,168
Total liabilities.........................                            5,618                            4,841
Total stockholders' equity................                              520                            1,436


---------------

(1)  Gives pro forma effect to C corporation income tax adjustments in 1998.

(2) For purposes of earnings per share, net income attributable to common stock reflects a net loss of $368,000. This gives effect to the recognition of a beneficial conversion feature of $375,000 attributable to the outstanding series B convertible preferred stock we issued in December 1999.

                                  RISK FACTORS

     Before you invest in our common stock, you should be aware that such an investment involves various risks, including those described below. You should carefully consider these risks as well as all of the other information contained in this prospectus and in the documents incorporated in this prospectus by reference, before making a decision to invest in our common stock. As a consequence of any of the following risks, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment.

WE FACE RISKS RELATING TO OUR BUSINESS

WE NEED TO OBTAIN FINANCING IN ORDER TO CONTINUE OUR OPERATIONS

     As of March 31, 2000, we had an accumulated deficit of $3,852,826 and our cash balance was $327,792. It was necessary for us to raise capital on several occasions since January 1, 2000 to satisfy our obligations as they became due. To that end, we have completed two private placements, which generated aggregate net proceeds of approximately $1,408,000. We believe that the proceeds from these private placements will enable us to meet our current obligations. Our plan of operations includes the acquisition of several significant competitors. To consummate such acquisitions we will need to obtain additional financing. We currently do not have any arrangements with respect to, or sources of, additional financing. We cannot assure you that additional financing will be available, or if available, that we will be able to obtain it on acceptable terms.

WE FACE RISKS INHERENT IN OUR RAPID EXPANSION

         We are pursuing a strategy of growth and seek to expand our distribution capabilities to achieve greater penetration into new and emerging markets. The success of our growth strategy is dependent on, among other factors, our ability to:

o Establish additional distribution arrangements targeting various market segments, including retail, promotional and business markets;
o Hire and retain skilled management, financial, marketing, technical, creative and other personnel;
o Successfully manage growth, including monitoring operations, controlling costs and maintaining effective quality, inventory and service controls; and
o Implement and/or improve our technical, administrative, financial control and reporting systems.

     Our financial controls and reporting systems will require enhancement and substantial investment in the future to accommodate our anticipated growth. There can be no assurance that we will be able to successfully enhance our financial controls and reporting systems to meet our future needs. We also plan to expand our operations by acquiring companies or assets to achieve our strategic goals. We intend to target companies that sell and market prepaid phone cards, as well as those that operate alternative technologies marketed within distribution channels similar to those in which our products are marketed, including prepaid wireless services and prepaid home telephone service. There can be no assurance that we will be able to implement our business strategy successfully or otherwise expand our operations, or that we ultimately will effect any acquisition or successfully integrate into our operations any business or assets that we may acquire.

WE OPERATE OUR BUSINESS IN A HIGHLY COMPETITIVE INDUSTRY. MANY OF OUR COMPETITORS ARE MORE ESTABLISHED AND HAVE SIGNIFICANTLY GREATER RESOURCES

     The prepaid phone card segment of the telecommunications services industry is intensely competitive, rapidly evolving and subject to constant technological change. Our prepaid phone cards compete with any medium by which a consumer places a telephone call, including credit calling cards, collect calling services, cellular phones, Internet telephones, hotel telephones, public pay telephones and other long distance services. Many of these products and services are marketed by well-established, successful companies that possess greater financial, marketing, distribution, personnel and other resources than us. Using these resources, these companies can implement extensive advertising and promotional campaigns, both generally and in response to specific marketing efforts by competitors, to enter into new markets rapidly and to introduce new products and services. Competitors with greater financial resources also may be able to provide more attractive incentive packages to retailers to encourage them to carry products that compete with our products, or present cost or convenience features which consumers may find attractive. We cannot assure you that we will be able to compete effectively in our markets.

WE MUST RESPOND TO THE RAPID CHANGES IN TECHNOLOGY, SERVICES AND STANDARDS WHICH CHARACTERIZE OUR INDUSTRY

     The telecommunication services industry is subject to rapid technological change, frequent new product and service introductions and evolving industry standards. We believe that our future success will depend largely on our ability to anticipate or adapt to such changes and to offer, on a timely basis, services and products that meet these evolving standards. We expect our competitors to develop and introduce new products and services, and enhancements to existing products and services. New telecommunications technology, including personal communication services and voice communication over the Internet, may reduce demand for long distance services, including prepaid phone cards. We cannot assure you that we will respond successfully to these or other technological changes, evolving industry standards or to new products and services offered by our current and future competitors.

WE NEED TO HIRE AND RETAIN QUALIFIED PERSONNEL TO OPERATE OUR GROWING BUSINESS

     Our success is largely dependent on the personal efforts of Sajid Kapadia, our Chairman and Chief Executive Officer and other key personnel. The loss of Mr. Kapadia's services could have a material adverse effect on our business and prospects. We do not currently maintain "key-man" life insurance with respect to Mr. Kapadia. Also, to implement and manage our growth successfully, we are dependent upon, among other things, recruiting and retaining qualified management, marketing, sales, technical and creative personnel with experience in our business. We cannot assure you that we will be able to hire or retain necessary personnel.

WE RELY IN LARGE PART ON LONG DISTANCE CARRIERS WITH WHOM WE HAVE BUSINESS ARRANGEMENTS. OUR SUCCESS DEPENDS ON THE ABILITIES OF THESE PARTIES TO PROVIDE RELIABLE SERVICES TO US

     We depend on a small number of domestic and international long distance carriers to provide our card users access to cost-effective long distance service. Failure to maintain continuous access to transmission facilities and long distance networks would materially adversely affect our business, including possibly requiring us to significantly curtail or cease our operations. Carriers frequently experience equipment failures and service interruptions, which could adversely affect customer confidence, our business operations and our reputation.

     In November 1999, Cominex, LLC ceased providing telecommunications services for the prepaid phone cards that it had sold through us, despite receiving payment for substantially all of these services. To offset the loss of service for these phone cards, we purchased telecommunications services from other providers. Although we are pursuing recovery of all of our losses from Cominex, LLC, due to Cominex's financial condition, it is unlikely that we will be successful in recovering all of these losses.

WE RELY ON VENDORS AND INDEPENDENT DISTRIBUTORS WHO ARE NOT UNDER OUR CONTROL

     We have relied on and will continue to rely on vendors and independent distributors who are not employees of ours, to distribute, market and sell our products. Other than as disclosed in this prospectus, we have no long-term contractual relationship with these vendors and distributors. While we believe that vendors and distributors will continue to provide their services, there can be no assurance that the vendors and distributors will be available in the future, and if available, will be available on terms deemed acceptable to us. Any such delay or increased costs could have a material adverse effect on our business.

WE MAY FACE CASH FLOW SHORTAGES DUE TO THE BENEFICIAL CREDIT TERMS WE MAKE AVAILABLE TO OUR CUSTOMERS

     Due to the shorter credit terms made available to us from the telecommunications companies from whom we buy branded cards, as compared to the credit terms made available by us to our customers, we, from time-to-time, require infusions of cash in order to maintain our preferential buying/purchasing terms with our carriers. Such cash flow needs are also affected by the timing of large purchases by us, which we make from time-to-time to take advantage of favorable pricing opportunities. To date, we have satisfied these cash requirements by loans from our principals and/or private sales of our equity securities. We continue to seek financing to provide us with liquidity to meet our future needs. There is no assurance that we will be able to obtain such financing on commercially reasonable terms, or otherwise, or that we will be able to otherwise satisfy our short-term cash flow needs from other sources in the future.

WE MAY BE INVOLVED IN LITIGATION INCIDENTAL TO OUR BUSINESS

From time to time, we are involved in litigation incidental to our business. Such litigation can be expensive and time consuming to prosecute or defend and could cause our customers to delay or cancel purchase orders until such lawsuits are resolved. We believe that our pending litigation matters, in the aggregate, could have a material adverse effect on our operating results and financial condition if resolved against us.

INVESTORS FACE RISKS RELATING TO THIS OFFERING

ABSENCE OF DIVIDENDS

     We do not intend to pay dividends in the foreseeable future. The payment of dividends in the future will be at the discretion of our Board of Directors.

THE MARKET PRICE OF OUR COMMON STOCK CAN BE HIGHLY VOLATILE

     The average daily trading volume of our common stock has generally been low, which we believe has had a significant effect on the historical market price of our common stock. As a result, the market price has been highly volatile and may not be indicative of the market price in a more liquid market. The market price of our common stock could be subject to significant fluctuations in response to a number of factors, including the depth and liquidity of the market for our common stock, public announcements by us, our clients and our competitors, investor perception of us and general economic and other conditions, which may or may not relate to our performance.

CERTAIN OFFICERS AND DIRECTORS OWN A SUBSTANTIAL PORTION OF OUR COMMON STOCK

     As of May 15, 2000, one of our executive officers, Sajid Kapadia, beneficially owned 13,455,125 shares of our common stock, which is approximately 65.5% of our outstanding common stock. In addition, in December 1999, he was granted proxies to vote an aggregate of 2,150,000 additional shares of our common stock. As a result of such shareholdings and proxies, Mr. Kapadia currently has the right to vote approximately 75.9% of our outstanding common stock outstanding prior to this offering. Consequently, Mr. Kapadia will be able to determine the outcome of any matters submitted to our stockholders for approval, including the election of directors. Such concentration of ownership may also have the effect of preventing a change in control. In addition, the interests of management may not always be identical to the interests of the non-management stockholders.

POTENTIAL DILUTIVE EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE

     As of May 15, 2000, we had outstanding 20,554,772 shares of common stock. An aggregate of 1,481,333 additional shares of common stock will become outstanding upon the exercise or conversion, as the case may be, of all of our stock options and other convertible securities outstanding at May 15, 2000. The actual number of shares will depend upon the market price of the common stock at the time of conversion. No prediction can be made as to the effect, if any, that sales of shares of our common stock, or the issuance of shares upon the conversion of convertible securities at a discount to the market price will have on the market price of our securities prevailing from time to time. Further, there is a possibility that substantial amounts of common stock may be sold under Rule 144 into the public market and may adversely affect the prevailing market price for the common stock and impair our ability to raise capital in the future through the sale of equity securities.

OUR COMMON STOCK PRICE MAY BE ADVERSELY AFFECTED BY OUR OUTSTANDING SHARES OF SERIES B CONVERTIBLE PREFERRED STOCK

     In December 2000, we issued 1,500 shares of series B convertible preferred stock in a private placement, which when converted into common stock may result in substantial dilution. Each share of series B convertible preferred stock is convertible by the holder into a number of shares of our common stock equal to $1,000 divided by 75% of the average market price of our common stock for the ten trading days preceding the conversion date. Because the number of shares underlying the shares of series B convertible preferred stock are dependent upon our market price, the lower the market price, the greater the number of shares which may be issued. The conversion of a significant number of the preferred shares may depress the price of our common stock. This in turn would result in a lower conversion price and a greater number of shares issued upon a subsequent conversion leading to possible further declines. As of the date of this prospectus, the holders of shares of our series B convertible preferred stock have converted an aggregate of 425 shares into 191,143 shares of our common stock. 1,075 shares of our series B convertible preferred stock remain outstanding. We have set forth the number of our shares issuable upon conversion at prices of $3.50 and at lower market prices, assuming in each case, all of the shares of preferred stock are converted:

      Average                                    Shares Issuable
    Market Price*      Conversion Price          Upon Conversion

      $3.50                $2.625                    409,523
      $2.50                $1.875                    573,333
      $1.50                $1.125                    955,555
      $1.00                $0.750                  1,433,333

--------------------
*  For the ten trading days prior to conversion

RISKS RELATING TO PENNY STOCKS

     Our common stock trades on the over-the-counter electronic bulletin board and, therefore, is subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a "penny stock". A penny stock is generally defined as any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith and impose various sales requirements on broker-dealers who sell penny stocks to persons other than established customers and "accredited investors". An accredited investor is generally defined as an investor with a net worth in excess of $1,000,000, or annual income exceeding $200,000 individually or $300,000 together with a spouse. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to the sale. The broker-dealer also must disclose the commissions payable to the broker-dealer, current bid and offer quotation for the penny stock and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. This information must be provided to the customer orally or in writing before or with the written confirmation of trade sent to the customer. Monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The additional burdens imposed upon broker-dealers by such requirements could, in the event the common stock were deemed to be a penny stock, discourage broker-dealers from effecting transactions in our common stock which could severely limit the market liquidity of the common stock.

                           FORWARD-LOOKING STATEMENTS

     In this prospectus, we include some forward-looking statements that involve substantial risks and uncertainties and other factors which may cause our operational and financial activity and results to differ from those expressed or implied by these forward-looking statements. In many cases, you can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," "plan," "intend" and "continue," or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition, or state other "forward-looking" information.

     You should not place undue reliance on these forward-looking statements. The sections captioned "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations.

         Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

                                 USE OF PROCEEDS

     The shares of common stock being offered hereby are for the account of the selling stockholders. Accordingly, we will not receive any of the proceeds from the resale of shares of common stock by the selling stockholders. We are registering these shares of common stock under contractual arrangements. See "Selling Stockholders."

                                 DIVIDEND POLICY

     Immediately prior to the closing of the merger of 9278 Distributor, Inc., a New York corporation, with and into a nominee subsidiary of iLink Telecom, Inc., a publicly held Nevada corporation, iLink Telecom, Inc. declared a $3.0 million dividend, of which $1.0 million was paid in cash and the balance of $2.0 million in the form of a two-year promissory note. In addition, $375,000 was reflected as an imputed dividend based upon a beneficial conversion feature of preferred stock issued by us. We do not intend to pay future dividends and intend to reinvest any earnings into our business to finance future growth. Accordingly, our Board of Directors does not anticipate declaring any cash dividends in the foreseeable future.

                               MARKET INFORMATION

     Our common stock is quoted on the over-the-counter bulletin board ("OTCBB") of the Nasdaq Stock Market under the symbol "NTSE", since January 4, 2000. Prior to this, beginning February 16, 1999, our common stock was traded under the symbol "ILTE". Prior to this, our common stock was traded under the symbol "AQUS". The following table sets forth the range of the high and low quotations for our common stock for the periods indicated. Such market quotations reflect inter-dealer prices, without mark-up, mark-down or commission and may not necessarily represent actual transactions.

                                                         HIGH       LOW
                                                         ----       ---
           2000
           ----
           First quarter ...........................   $  4.81   $  2.63

           1999
           ----
           First quarter(1) ........................   $  5.63   $  0.95
           Second quarter ..........................      6.00      3.87
           Third quarter(2) ........................      1.75      1.75
           Fourth quarter(2) .......................      6.50      0.63

           1998
           ----
           First quarter ...........................   $  1.25   $  1.25
           Second quarter ..........................      2.50      1.13
           Third quarter ...........................     10.63      5.00
           Fourth quarter ..........................      5.63      0.95

------------------
(1) On February 14, 1999, we consolidated our share capital by way of a reverse stock split on the basis of one new share of our common stock for each five old shares of our common stock. The prices listed have been adjusted to reflect the effect of this one-for-five reverse stock split.

(2) Amounts were derived from our listing in the NASD "pink sheets."

     At May 15, 2000, there were 363 holders of record of our common stock and the closing bid quotation of our common stock on the OTCBB was $1.75 per share.

                             SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with our financial statements and corresponding notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The balance sheet data as of December 31, 1999 and the statement of operations data for the years ended December 31, 1999 and 1998 has been derived from our financial statements, which have been audited by Friedman Alpren & Green LLP, independent auditors. The balance sheet data as of March 31, 2000 and 1999 and the statement of operations data for the three-month period ended March 31, 2000 are derived from our unaudited condensed consolidated financial statements, which management believes includes all adjustments consisting only of normal recurring adjustments necessary for a fair presentation.

                                                                                         THREE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                MARCH 31,
                                                       -----------------------                ---------
                                                        1999             1998           2000             1999
                                                      --------         --------       --------          --------
                                                      (In thousands, except per       (In thousands, except per
                                                             share data)                       share data)

STATEMENT OF OPERATIONS:
Consolidated revenues.....................            $ 78,090         $ 22,169       $ 16,883          $ 10,533
Cost of sales.............................            $ 75,473         $ 21,487       $ 16,182          $ 10,159
Expenses..................................            $  2,605         $    602       $  1,193          $    139
Pre-tax income............................            $     12         $     80            ---               ---
Net income (loss)(1)......................            $      7         $     40      ($    492)         $    234
Income (loss) per share(2)................           ($    .02)        $      0      ($    .02)         $    .01
Shares used in computing net income
  (loss) per share........................              19,660           14,900         20,003            14,900



                                                      AS OF DECEMBER 31, 1999               AS OF MARCH 31, 2000
                                                      -----------------------               --------------------
                                                             (In thousands)                   ( In thousands)
BALANCE SHEET DATA:
Current assets............................                          $ 5,180                          $ 5,416
Total assets..............................                            6,139                            6,277
Total long-term debt......................                            1,108                            1,168
Total liabilities.........................                            5,618                            4,841
Total stockholders' equity................                              520                            1,436


---------------

(1) Net income for 1999 was $7,000, as compared to $40,000 in 1998, giving pro forma effect to C corporation income tax adjustments in 1998.

(2) For purposes of earnings per share, net income attributable to common stock reflects a net loss of $368,000. This gives effect to the recognition of a beneficial conversion feature of $375,000 attributable to the outstanding series B convertible preferred stock we issued in December 1999.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION

     The following discussion should be read in conjunction with the consolidated financial statements and notes thereto set forth elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions, which could cause actual results to differ materially from management's expectations. Factors that could cause differences include, but are not limited to, expected market demand for our products, fluctuations in pricing for products distributed by us and products offered by competitors, as well as general conditions of the telecommunications marketplace.

OVERVIEW

     To date, our principal source of revenue has been the marketing and distribution of prepaid phone cards. We market and distribute branded prepaid phone cards produced by a variety of telecommunications long distance carriers and resellers, as well as private label proprietary prepaid phone cards produced exclusively for us by various long distance carriers and/or resellers.

     Prepaid phone cards are distributed through a vast network of retail outlets, including convenience stores, newsstands, grocery stores and discounts stores. The retail outlets are serviced by independent distributors, which often distribute newspapers or other items to the retail outlets. We purchase large volumes of branded prepaid phone cards from the long distance carrier or reseller and sell the cards in smaller quantities, together with cards from other carriers and/or private label cards distributed by us, to the independent distributor, for ultimate distribution to retail outlets.

     We purchase branded cards at a discount from the face value of the card, and resell to the distributor at a slightly lower discount. The difference between the two discount rates, typically from 1% to 3%, represents the gross margin we retain. Our purchases of branded cards are made on varying terms, from C.O.D. to a net 30 basis, although the majority of our purchases are made on credit terms of 10 days or less. Sales of our products are generally made by us on a net 30 basis.

     Private label cards we distribute are generally designed and produced by us, utilizing card numbers and PINs provided by the telecommunications carrier or reseller providing the long distance service for the card. We incur the upfront expense of printing the phone cards. However, we do not pay the long distance carrier until it activates the cards, which occurs upon our sale to the distributor. Accordingly, through the use of private label cards, our cost of inventory is significantly reduced, as purchases are effectively made on an as-needed basis. In addition, private label cards generally provide us with the ability to achieve a greater gross margin percentage, typically ranging from 3% to 6%.

     We are seeking to develop and acquire rights to additional prepaid telecommunications services and other prepaid products or services to diversify our product offerings and increase our overall gross margin.

     We are the successor consolidated entity formed by the merger, on December 10, 1999, of 9278 Distributor, Inc. and its subsidiary, iLink Telecom, Inc. Concurrent with the merger, iLink, a publicly held company and the legally surviving parent company, changed its name to 9278 Communications, Inc. For accounting purposes, the merger has been treated as a reverse acquisition, with 9278 Distributor as the acquiror, and is accounted for as a purchase. The financial statements provided in this prospectus are the financial statements of 9278 Distributor Inc.

RESULTS OF OPERATIONS

Three Month Period Ended March 31, 2000 Compared to Three Months Ended March 31, 1999

     Net sales for the three months ended March 31, 2000 rose 60.2% to $16,882,918, from net sales of $10,532,611 during the three months ended March 31, 1999. Gross profit increased 87.8% during the 2000 period to $700,927 from $373,292 for the 1999 period. The increase in gross profit was due to higher gross profit margins achieved by the sale of private label phone cards, which increased during the current period. Total expenses increased 758% to $1,193,188 in the 2000 period, as compared to $139,101 for the 1999 period. Included in the current period expenses are $363,367 of expense attributable to the sale of the assets of iLink Telecom, Inc., a company with which we merged in December 1999. Also included in total expenses was a $263,474 provision for doubtful accounts, which are due from a distributor of ours with whom we are in litigation. In addition, general and administrative expenses for the three months ended March 31, 2000 increased to $481,650, as compared to $105,493 for the period ended March 31, 1999 as a result of the addition of new management personnel and increased legal and accounting costs resulting from our becoming a publicly traded company. As a result of the foregoing, we generated a net loss of $492,261 during the three months ended March 31, 2000, as compared to net income of $234,191 for the period ended March 31, 1999. Absent the expenses for the provision for doubtful accounts and the expenses attributable to the sale of the iLink assets, we would have generated net income for the three months ended March 31, 2000 of $134,580.

  Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

     Net sales increased $56 million to $78 million for the year ended December 31, 1999, up 252% from net sales of $22 million for the year-ended December 31, 1998. The increase in net sales was due to the addition of distributors during the 1999 calendar year, as well as an increase in the number of brands of prepaid phone cards we distributed. During 1999, we began actively marketing and distributing private label phone cards.

     Gross profit increased to $2,617,000 in 1999, as compared to $682,000 in 1998, as a result of increased volume. As a percentage of sales, gross profit for 1999 increased to 3.35%, from 3.08% for the year ended December 31, 1998. This increase in gross profit was attributable to the addition of higher margin private label cards, slightly offset by the decrease in margins attributable to branded products and increasing competition from additional cards entering the marketplace.

     Operating expenses for the year ended December 31, 1999 increased $2,003,000 to $2,605,000, an increase of 333% over operating expenses of $602,000 for the year ended December 31, 1998. Included in operating expenses for 1999 was a loss of $554,000, attributable to the cancellation of private label phone cards resulting from the closing of a long distance reseller providing telecommunications services for private label cards, rendering some of our private label cards worthless. In addition, general and administrative expenses increased to $1,202,000 for 1999, as compared to $87,000 for 1998. This increase was primarily due to the increase in salaries, constituting $184,000 in 1999, as compared to $27,000 in 1998, the addition of $125,000 of advertising costs in 1999, as a result of our introduction of private label cards, and an increase in professional fees to $442,000 in 1999 as compared to $4,000 in 1998. The increase in professional fees was due to legal, accounting and consulting fees incurred primarily in connection with the merger with iLink.

     We generated pre-tax income of $12,000 for 1999 as compared to $80,000 for the year ended December 31, 1998. The decrease in pre-tax income was primarily due to the loss of $554,000 described above and the significant non-recurring professional fees we incurred in connection with the merger referred to above. Net income for 1999 was $7,000, as compared to $40,000 in 1998, giving pro forma effect to C corporation income tax adjustments in 1998. For purposes of earnings per share, net income (loss) attributable to common stock reflects a net loss of $368,000. This gives effect to the recognition of a beneficial conversion feature of $375,000 attributable to the outstanding series B convertible preferred stock we issued in December 1999.

LIQUIDITY AND CAPITAL RESOURCES

     At March 31, 2000 and December 31, 1999, we had total current assets of approximately $5,416,000 and $5,180,000, respectively. At March 31, 2000, this included $328,000 in cash, $927,000 of inventory and $4,087,000 of accounts receivable. At December 31, 1999, cash, inventory and accounts receivable were $26,000, $1,302,000 and $3,821,000, respectively. Our cash balances vary significantly from day-to-day due to the large volume of purchases and sales we make from the various prepaid phone card companies and the numerous distributors to whom we sell cards. Due to the shorter credit terms made available to us from the telecommunications companies from whom we buy branded cards, as compared to the credit terms made available by us to our customers, we, from time-to-time, require infusions of cash in order to maintain our preferential buying/purchasing terms with our carriers. Such cash flow needs are also affected by the timing of large purchases which we make from time-to-time to take advantage of favorable pricing opportunities. To date, we have satisfied such cash requirements by loans from our principals and/or private sales of our equity securities. We are seeking to secure financing to provide us with liquidity to meet our future needs. There can be no assurance that we will be able to obtain such financing on commercially reasonable terms, or otherwise, or that we will be able to otherwise satisfy our short-term cash flow needs from other sources in the future.

                                    BUSINESS

GENERAL

     We are a value-added integrator of telecommunications services and technologies, specializing in the distribution of prepaid phone cards. We have a network of over 300 private distributors, retailing over 100 different prepaid card products, including 13 private label cards, primarily in the New York, New Jersey and Connecticut markets, through approximately 10,000 retail outlets.

     We plan to introduce several new telecommunications related products into our growing distribution channels, including prepaid wireless products and prepaid internet services, and to expand upon our existing business relationships with the United States telecommunications companies and the large national prepaid card providers we work with. Further, with the coming launch of our e-commerce services website, we will provide sales, access and support for our existing distributors and develop a mechanism for establishing new markets for our products.

CORPORATE BACKGROUND

     Aquasol Technologies, Inc.

     We were originally incorporated in Colorado on December 10, 1997, under the name Aquasol, Inc. ("Aquasol"). On January 9, 1998, we changed our corporate domicile to Delaware and our name to Aquasol Technologies, Inc. On July 14, 1998, Aquasol Technologies, Inc., a Nevada corporation originally incorporated as AFD Capital Group, Inc., merged with Aquasol Technologies, Inc., a Delaware corporation, in a one-for-one stock exchange, and the surviving entity continued under the laws of the state of Nevada.

     Acquisition of iLink B.C.

     On February 14, 1999, we consolidated our share capital by way of a reverse stock split on the basis of one new share of our common stock for each five old shares of our common stock and changed our name to iLink Telecom, Inc.

     Under a share purchase agreement, dated February 26, 1999, with ABDE Holdings Ltd., a British Columbia company, we acquired all of the issued and outstanding common shares of 579782 B.C. Ltd. in exchange for the 145 shares of our series A convertible preferred stock. On March 11, 1999, 579782 B.C. Ltd. changed its name to iLink Telecom (B.C.), Inc. The assets of iLink B.C. consisted of an IVR Agreement with BCT.Telus as well as miscellaneous telecommunications and computer equipment and office furniture.

     Merger with 9278 Distributor, Inc. and Name Change

     On December 10, 1999, 9278 Distributor, Inc., a New York corporation involved in the distribution of prepaid phone cards, was merged with and into a nominee subsidiary of iLink Telecom, Inc., a publicly held Nevada corporation. For accounting purposes, this merger has been treated as a reverse acquisition. The shareholders of 9278 Distributor, Inc. were issued an aggregate of 14,900,000 shares of iLink's common stock, constituting 74.8% of the outstanding shares of iLink, as well as a dividend of $3.0 million, of which $1.0 million was paid in December 1999 and the balance of $2.0 million was in the form of a two-year promissory note. On December 22, 1999, we changed our name to 9278 Communications, Inc.

     Sale of iLink B.C.

     On February 28, 2000, we sold all of the assets of our subsidiary iLink Telecom (B.C.), Inc. for gross consideration of $37,000.

     Merger with 9278 Communications, Inc., a Delaware corporation

     On April 24, 2000 we entered into an Agreement and Plan of Merger with our wholly-owned subsidiary, 9278 Communications, Inc., a Delaware corporation providing for us to merge with an into it. The merger became effective upon filing of a certificate of merger on May 2, 2000. Upon effectiveness of the merger, among other things, (i) our state of incorporation was changed from Nevada to Delaware, (ii) all of our authorized shares were converted into an equal number of similar shares of the Delaware company, and (iii) certain changes in our Certificate of Incorporation took effect, including an increase in the number of authorized shares of our common stock from 25,000,000 to 40,000,000.

INDUSTRY OVERVIEW

     Prepaid phone cards have been widely used throughout Europe and Asia for more than fifteen years. Currently being issued in over 140 countries, the prepaid phone card market has grown to an estimated $20 billion dollar worldwide industry.

     Prepaid phone cards were introduced into the North American marketplace by small long distance consolidators and resellers, who purchase a high volume of long distance minutes from major carriers at rates significantly lower than those that could be obtained by individuals and small businesses and resell those minutes to their established customer base. Originally introduced to meet very specific telephony applications, prepaid services have evolved into a widely accepted solution by both businesses and consumers. More recently, major long distance carriers such as AT&T, MCI/Worldcom and Sprint have committed considerable resources to the prepaid phone card market.

     Prepaid phone cards are a reliable, convenient and cost-effective alternative to coin-operated calling, collect calling, operator assisted calls and standard credit calling cards. Unlike credit calling cards, which provide virtually unlimited credit and impose surcharges on long distance services, prepaid phone cards are paid for in advance and provide finite amounts of calling time. Shaped like a credit card, the prepaid phone card easily fits into a standard wallet. Generally, the front face denotes the denomination of the card. The back of the cards contains a scratch-off surface covering the card number and personal identification number (a "PIN").

     Most domestic prepaid cards utilize remote memory technology, which permits users to place local, long distance and international calls from any touch-tone phone by dialing a toll-free or local access number to connect to a prepaid phone card switching platform. After being prompted to enter a PIN, the caller is advised of the value remaining on the card and is prompted to enter the telephone number to be called. The call is then routed to its destination. The per-minute charges for the call are automatically deducted from the prepaid account corresponding to the PIN as the call progresses.

     Prepaid phone cards are distributed through a vast network of retail outlets, including convenience stores, newsstands, grocery stores and discount stores. While prepaid phone card products are also sold through vending machines and, more recently, over Internet websites, the vast majority of phone card sales are still made through retail outlets. In the New York metropolitan area, where the majority of the Company's distribution occurs, the Company estimates that prepaid phone cards are sold at tens of thousands of retail outlets.

         The retail outlets are serviced by independent distributors, which often distribute newspapers or other items to the retail outlets. Typically, a wholesale distributor, like us, purchases large quantities of prepaid phone cards from a long distance carrier or reseller, and sells the cards in smaller quantities, together with cards from other carriers, to the independent distributor for ultimate distribution to the retail outlet. The discount from face value at which cards are bought and sold by the participants in the distribution chain varies depending upon the carrier and the features of the card, such as local versus toll free dial-up access, or the rates and geographic regions for which the card can be used.

PRODUCTS AND SERVICES

     Prepaid Phone Cards

     We are primarily a wholesale distributor of prepaid phone cards, distributing over 100 different types of prepaid phone cards issued from over 60 telecommunications carriers, including 13 private label cards. The long distance rates available to users of these cards are between 10% and 50% less than the rates for international calls placed by traditional methods. Generally, each type of prepaid phone card is available in $5, $10 and $20 denominations. With the exception of the private label phone cards, which we print and activate ourselves, we purchase pre-printed, pre-activated phone cards from each of the applicable telecommunications carriers and distribute the cards through our network of over 300 independent distributors, predominantly in the New York metropolitan area.

     We distribute prepaid phone cards for most of the major telecommunications carriers, including PT-1 Communications, MCI/Worldcom, Qwest Communications and AT&T. We are a major distributor for PT-1 Communications, responsible for over 80% of PT-1's prepaid phone card sales in the Bronx, New York area. Sales of phone cards supplied by Cominex, LLC constituted approximately 55% of our sales in 1999. In September 1999, we stopped purchasing products from Cominex and have subsequently increased our purchases from other carriers to offset these quantities. Other than Cominex, there was no company whose products accounted for in excess of 10% of our sales in 1998 or 1999.

     Included in our offering of over 100 prepaid phone cards, are 13 private label cards, serviced by 10 different long distance carriers, including, "New York Call," which is serviced by PT-1, "9278 Number 1," which is serviced by MCI/Worldcom and "Bollywood," which is serviced by Telstar. We develop each of these private label cards in conjunction with the applicable carrier. Generally, we determine the design, rates and target market of the cards based upon our perception of market demand. Private label cards serve as lucrative promotional items and can also be used to help generate brand name awareness. These private label cards are exclusive to us and, unlike the other types of prepaid phone cards which we distribute, we control the discounts for these products, leading to higher margins. Private label cards constituted over 60% of our sales in 1999.

     Our retail customers can use the prepaid phone cards we distribute at any touch tone telephone by dialing an access number, followed by a PIN assigned to each card and the telephone number the customer seeks to reach. The carrier's switch completes the call, and its debit card platform reduces the outstanding balance of the card during the call. We believe that many of our customers use prepaid cards as their primary means of making long distance calls due to:

o    Attractive rates;
o    Reliable service;
o    Ease of monitoring and budgeting long distance spending; and
o The appealing variety of calling cards offered to different market segments.

     One of our focuses has been on distribution in certain ethnic markets in the U.S. that generate high levels of international traffic to specific countries. As a result, we have become one of the premiere phone card distribution channels in the New York City area, which has many such ethnic markets. Recent immigrants and members of ethnic communities are heavy users of international long distance, given their desire to keep in touch with family members and friends back home. In addition, recent immigrants often do not have established credit histories necessary to establish accounts with traditional long distance carriers. One example of a 9278 product marketed to a specific ethnic group is the Bollywood Phone Card, from which we generated over $15,000,000 in revenues in 1999. There are approximately 465,000 Indians, Pakistanis, and Bengalis residing in the vicinity of New York City. The Bollywood Phone Card is designed for and has become a household name for peoples from the sub-continent of India, who, by using the card to place long distance calls to that region, receive deep discounts on rates.

     We have over 300 independent wholesalers and retailers throughout the New York, New Jersey and Connecticut area and are continually seeking to add distributors in other areas. These customers serve as a network, purchasing cards from us and further distributing them to approximately 10,000 retail outlets. Generally, each customer operates on a net 30 payment cycle. In 1999, one of our customers, Sohel Distributor, Inc., accounted for over 10% of our revenues. None of our customers accounted for over 10% of our revenues in 1998. In February 2000, we entered into a Letter of Intent to acquire Sohel Distributor Inc., a company owned by the brother of the Company's Chief Executive Officer and controlling stockholder.

     Wireless Services in Trinidad and Tobago

     In 1999, we submitted a proposal, which, if accepted, would allow us to offer a digital mobile phone service and wireless infrastructure to the people of Trinidad and Tobago. The Government of Trinidad and Tobago plans on deregulating the telecommunications industry that is currently comprised of a sole national wireless phone provider, the Telephone Service of Trinidad and Tobago. The Trinidad Government will select providers for their new services based on submissions which were provided prior to June 30, 1999. It is unclear when the government of Trinidad and Tobago will be making a final decision. The government has hired a European consultant to assist in the application review process. If awarded this license, we intend to offer this service through a joint venture with a third party, or to sell the license.

STRATEGY

     Our goal is to become a broad-based, value added telecommunications services corporation, providing the customer with a full range of services. We plan to extend our distribution and add a host of telecom related products into our growing distribution channels, including:

o    Prepaid wireless phones;
o    Prepaid paging;
o    Prepaid local dialtone;
o    Prepaid internet services; and
o    Prepaid consumer products.

     We are implementing both a business-to-business and retail e-commerce strategy that will expand the geographic reach of our distribution, create operational efficiencies and ultimately increase margins. Use of this service will enable the various participants in our distribution chain to access us through a dynamic, internet-based supply chain management interface, permitting the user to interact with all aspects of our purchasing, manufacturing, inventory and payment processing functions. We intend to launch this service in the third quarter of 2000.

     We anticipate substantial growth in our client base and market share of the prepaid card industry through internal expansion and by strategic acquisition of other distributors. The competition's fragmented approach has improved market accessibility without truly creating stable brand awareness and distribution chain efficiency. We believe that this presents the opportunity for us to secure a significant share of the North American market.

     We plan to introduce several new telecommunications related products, including prepaid wireless services, Internet, and paging, and expand upon existing business relationships with the U.S. telecommunications companies and the large national prepaid card providers we work with. We will offer assistance in developing these companies' consumer product/value-added service offerings. These products will be distributed through our existing distribution network. We also plan to create private label prepaid card systems for select customers. These prepaid private label cards are geared towards large corporations and business travelers. We are focusing on reaching clients with existing sales and marketing forces.

     One such prepaid telecommunications product is the EZ2Phone, for which we have exclusive distribution rights in the New York area. The EZ2Phone is a fully functional telephone, which operates virtually the same as a standard residential telephone. The telephone is sold with an established prepaid long distance account, to allow the purchaser to make long distance calls at reduced rates with a preset spending limit. With the prepaid funds credited, the user places a call as they would for a traditionally placed long distance or international call from a home phone. No dial access code or PIN is needed. Upon entering the phone number, a computerized message tells the caller the amount of time they can talk to the destination called, based upon the prevailing rates and the credit balance of the phone, and the call is then connected. The phone's account balance can be supplemented through the purchase of "re-load" cards, which we also distribute.

     We are developing promotional/marketing applications of our prepaid cards to provide the marketer of consumer products or services with an interactive medium to further enhance product loyalty through placing advertising and information directly on the prepaid service card. The card users hear a short promotional message each time a long distance call is placed or the service is used. If the card has been customized to a promotion, a prepaid card can provide both a specific, coordinated visual and audio memory impressions. In addition, companies may include a prepaid card with their products, that provides customer service access and/or free calling services as an added benefit to purchasing their products.

     To date, the ultimate consumer of mass market prepaid phone cards have been travelers, niche market card collectors and new immigrants needing access to the North American and/or international telecommunications systems servicing these customers. To remain competitive, we will be conducting a targeted marketing program to distributors, retailers and corporations. In addition, we will seek out strategic partners who currently provide distribution and marketing of prepaid cards to different customers or regions as a means of increasing overall market share.

COMPETITION

     The telecommunications services industry generally, and the prepaid phone card industry specifically, is intensely competitive, rapidly evolving and subject to constant technological change. There are several large and numerous small competitors in the industry, and we expect to face continuing competition based on price and service offerings from existing competitors and new market entrants. In addition, the increasing prevalence of the Internet and emerging technologies seeking to establish Internet telephony pose potential competitive threats to the market for long distance telephone services. The principal competitive factors in the market include:

o    Price;
o    Quality of service;
o    Breadth of geographic presence;
o    Customer service;
o    Reliability;
o    Network capacity; and
o    Availability of enhanced communications services.

Our competitors include:

o    Other distributors of prepaid products, such as Union Telecard Alliance;
o Telecommunications companies that produce their own prepaid products, such as IDT and PT-1 Communications; and
o Other telecommunications companies, such as AT&T, MCI/Worldcom and Total-Tel USA.

     Many of our competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than we have. As a result, certain of these competitors may be able to adopt more aggressive pricing policies, which could hinder our growth.

GOVERNMENT REGULATION

     The provision of telecommunications services is regulated by the federal and state governments of the United States. Federal laws and regulations promulgated by the Federal Communications Commission ("FCC") apply to interstate and international telecommunications, while state regulatory authorities have jurisdiction over telecommunications services that originate and terminate within the same state. Various other international authorities also may seek to regulate telecommunications services originating in their respective countries. However, as of the date of this report, we are not aware of any requirement for government approval to manufacture, distribute and/or market prepaid phone cards.

EMPLOYEES

     As of May 15, 2000, we had 15 full-time employees. Of these, three were sales and marketing personnel, three were management and finance personnel and nine were general and administrative personnel. None of our personnel are covered by a collective bargaining agreement. We have never experienced an employment-related work stoppage and consider our employee relations to be satisfactory.

FACILITIES

     Our executive offices are located at 1942 Williamsbridge Road, Bronx, New York, where we lease approximately 3,500 square feet, pursuant to a sublease agreement that expires on November 30, 2008. The aggregate annual base rental for this space is $63,000. We sublet these premises from an officer and director of ours, on terms substantially the same as those under which the officer leases the space.

     We also lease approximately 1,100 square feet, located at 1938 Williamsbridge Road, Bronx, New York, as a warehouse location for the off-site storage of our products, on a month-to-month basis. The monthly rent for such space is $2,100.

LEGAL PROCEEDINGS

     On November 12, 1999, we commenced an action against Cominex, LLC in New York Supreme Court, Bronx County, alleging claims for breach of contract and promissory estoppel arising out of Cominex's disabling of over $5.2 million of its prepaid telephone cards and asserting damages of approximately $1.5 million as a direct result thereof. This action has been removed to Federal Court and will be consolidated with the matter entitled "Cominex, LLC and Atlas Communications, Inc. v. 9278 Distributors, Inc., Sajid Kapadia and Sohel Kapadia," described below, in the event that action does not settle.

     In addition to the foregoing, on November 15, 1999 Cominex, LLC and Atlas Communications Inc. commenced an action against 9278 Distributors, Inc., Sajid Kapadia and Sohel Kapadia in the Federal Court for the Southern District of New York, alleging various claims against the defendants arising out of the defendants' purported failure to make timely payments for certain Cominex prepaid telephone cards and asserting damages of approximately $6.6 million as a direct result thereof. We filed an Answer and Counterclaims alleging various claims seeking approximately $2.4 million in damages. The parties subsequently agreed to stay all discovery pending on-going settlement negotiations and hope to resolve this matter without further proceedings. We believe we have meritorious defenses against the claims asserted against us and plan to vigorously defend against these claims in the event the parties do not reach a settlement.

     In November 1999, a distributor of our prepaid phone cards commenced an action claiming approximately $600,000 of damages, based on a purported breach of an oral contract. We filed an answer and counterclaimed against the distributor for approximately $600,000 of unpaid invoices due and owing from such distributor. We believe we have meritorious defenses to the claims of the distributor and plan to pursue our claim for unpaid invoices.

     We are subject to certain legal proceedings and claims which have arisen in the ordinary course of our business. These actions when ultimately concluded will not, in the opinion of management, have a material adverse effect on our financial position, results of operations or liquidity.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following persons are our executive officers and directors:


NAME                       AGE                  OFFICES HELD
----                       ---                  ------------
Sajid Kapadia               25      Chairman, Chief Executive Officer and
                                    Director

Amar Bahadoorsingh          29      President and Director

Haris Syed                  25      Vice President, Secretary and Director

Raymond Akwule              44      Director

SAJID KAPADIA. Mr. Kapadia has been our Chairman, Chief Executive Officer and a director of ours since December 1999. In October 1996, Mr. Kapadia founded 9278 Distributor Inc. and served as its President from inception. Prior to this, Mr. Kapadia was involved in several short-term telemarketing positions. Mr. Kapadia has a degree in mechanical engineering from Gandhi Engineering College in Gujarat, India.

AMAR BAHADOORSINGH. Mr. Bahadoorsingh has been our President as well as a director of ours since December 1999. Prior to the merger between iLink Telecom, Inc. and 9278 Distributor, Inc., he was Chief Executive Officer, President, Secretary and a director of iLink, beginning February 1999. Prior to this, Mr. Bahadoorsingh was the Corporate Finance Director for Insync Securities Ltd., from August 1997 through December 1998. Before this, Mr. Bahadoorsingh was President of ABDE Holdings Ltd. from April 1992 through July 1997. Mr. Bahadoorsingh holds a Masters of Business Administration degree from Queen's University, in Ontario, Canada, with a focus on management and marketing strategy.

HARIS SYED. Mr. Syed has been our Vice President and Secretary and a director of ours since December 1999. Prior to this, from November 1996 through December 1999, he was the Vice President of TCI Telecom of NY, a telecom switching and voice over internet protocol integrator. Prior to this, he was a student, enrolled in the Business Administration and Marketing program at Columbus University in Los Angeles.

RAYMOND AKWULE, PH.D. Dr. Akwule has been a director of ours since March 2000. Dr. Akwule is a tenured professor at George Mason University, with more than 18 years of teaching, research and project implementation experience in the fields of telecommunications policy, information technology implementation and mass communication. He is the author of Global Telecommunications: The Technology, Administration and Policies (Butterworth-Heinemann, 1992), used as a text in several major universities in the United States and abroad. Dr. Akwule holds a Doctor of Philosophy degree from Howard University and a Masters of Arts degree and Bachelor of Arts degree from the University of Iowa.

BOARD OF DIRECTORS

     All of our directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Our executive officers are elected annually by the Board of Directors to hold office until the first meeting of the Board following the next annual meeting of stockholders and until their successors are chosen and qualified.

DIRECTORS' COMPENSATION

     We reimburse our directors for expenses incurred in connection with attending Board meetings but we do not pay director's fees or other cash compensation for services rendered as a director.

EXECUTIVE COMPENSATION

     Set forth below is the aggregate compensation for services rendered in all capacities to us during our fiscal years ended December 31, 1999 and 1998 by our Chief Executive Officer. No executive officer of ours had compensation in excess of $100,000 during the fiscal years ended December 31, 1999 or 1998.

                              SUMMARY COMPENSATION TABLE


                                                                           LONG-TERM
                                     ANNUAL COMPENSATION              COMPENSATION AWARDS
                                     -------------------              -------------------
NAME AND
ANNUAL
PRINCIPAL                                                             SECURITIES UNDERLYING
POSITION                     YEAR      SALARY     BONUS      OTHER        OPTIONS/SARS
--------                     ----      ------     -----      -----        ------------
Sajid Kapadia,               1999     $80,815     $  --      $  --          --
Chairman and                 1998     $24,000     $  --      $  --          --
Chief Executive Officer

     We have not granted any stock options to the named executive officer in 1999 or 1998.

EMPLOYMENT AGREEMENTS

     Contract with Sajid Kapadia

     On December 10, 1999, we entered into an Employment Agreement with Sajid Kapadia. Under the terms of this agreement, Mr. Kapadia will serve as our Chairman of the Board and Chief Executive Officer for an initial term of 3 years, which term will be automatically extended for additional one year periods unless either party submits a notice of non-extension to the other not less than four months prior to the expiration of the existing term.

     Pursuant to the agreement, Mr. Kapadia receives a base salary of $200,000, $225,000 and $250,000 during his first, second and third years of employment, respectively. In addition, during each year of employment Mr. Kapadia shall receive cash bonuses and stock option grants in amounts to be determined by our Board of Directors. We shall also lease an automobile for Mr. Kapadia's exclusive use. Mr. Kapadia is entitled to participate in all plans adopted for the general benefit of our employees and executive employees.

     The agreement with Mr. Kapadia automatically terminates upon his death. In addition, we can terminate the agreement based on Mr. Kapadia's continued disability, for due cause or without due cause. Mr. Kapadia can terminate his employment for good reason. If the agreement is terminated for death, disability, or due cause, we will pay Mr. Kapadia any unpaid base salary and bonus through the date of termination. If we terminate Mr. Kapadia's employment for any other reason, or if he terminates it for good reason, we will pay him his base salary for the remaining term of the agreement, but in no event less than 24, nor more than 35 months.

     Mr. Kapadia's agreement contains standard provisions regarding confidentiality and non-competition during the term of his employment.

STOCK OPTION PLAN

     Effective June 1, 1999, iLink Telecom adopted a non-qualified stock option plan. Options granted under the option plan are not intended to be incentive stock options as defined in Section 422 of the Internal Revenue Code of 1954, as amended. The option plan authorizes the issuance of non-qualified options to purchase up to 500,000 shares of our common stock. Our employees, directors, officers, consultants and advisors are eligible to be granted options pursuant to the option plan. The exercise price of the options is determined by our Board of Directors.

     Options granted pursuant to the option plan terminate on the date established by the Board of Directors when the options are granted.

     The option plan is administered by our Board of Directors. The Board of Directors has the authority to interpret the provisions of the option plan and supervise the administration of the option plan. In addition, our Board of Directors is empowered to select those persons to whom options are to be granted, to determine the number of shares subject to each grant of an option and to determine when, and upon what conditions or options granted under the option plan will vest or otherwise be subject to forfeiture and cancellation.

     In the discretion of our Board of Directors, any option granted pursuant to the option plan may include installment exercise terms so that the option becomes fully exercisable in a series of cumulating portions. The Board of Directors may also accelerate the date upon which any options, or any part of any options, are first exercisable. In the discretion of the Board of Directors payment for shares of common stock underlying options may be paid through the delivery of shares of our common stock having an aggregate fair market value equal to the option price, provided that such shares have been owned by the option holder for at least one year prior to the exercise. A combination of cash and shares of common stock may also be permitted at the discretion of the Board of Directors. Options are generally non-transferable except upon death of the option holder.

     Our Board of Directors may at any time, and from time to time, amend, terminate, or suspend the option plan in any manner it deems appropriate, provided that the amendment, termination or suspension cannot adversely affect rights or obligations with respect to shares or options previously granted.

     The option plan is not qualified under Section 401(a) of the Internal Revenue Code, and is not subject to any provisions of the Employee Retirement Income Security Act of 1974. As of the date of this prospectus, no directors or officers have been granted options under the option plan.

     On June 9, 1999, iLink Telecom, Inc. granted non-qualified options to purchase an aggregate of 23,000 shares of common stock, at an exercise price of $5.25 per share, to three of its employees. The options vested upon grant and are exercisable for a period of one year from the date of the grant. None of these grantees are currently employed by us.

     On March 15, 2000, we granted non-qualified options to purchase 25,000 shares of our common stock, at an exercise price of $4.00 per share, to Raymond Akwule, our newly appointed director. The options vest 50% on September 15, 2000 and 50% on March 15, 2001 and are exercisable for a period of ten years from the date of the grant.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Each member of our Board of Directors participates in the determination of the level of compensation of our executive officers. Three of such directors, Sajid Kapadia, Amar Bahadoorsingh and Haris Syed, are officers of ours.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Article nine of our certificate of incorporation provides that the personal liability of our directors will be eliminated to the fullest extent permitted by the provisions of paragraph (7) of subsection (b) of ss.102 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented. Article tenth of our certificate of incorporation provides that we will, to the fullest extent permitted by the provisions of the General Corporation Law of the State of Delaware, as now or hereafter in effect, indemnify all persons whom we may indemnify under such provisions. The indemnification provided by this section shall not limit or exclude any rights, indemnities or limitations of liability to which any person may be entitled, whether as a matter of law, under our bylaws, by agreement, vote of our stockholders or disinterested directors, or otherwise. Except as specifically required by the General Corporation Law of the State of Delaware, as the same exists or may be amended, none of our directors of will be liable to us or our stockholders for monetary damages for breach of his or her fiduciary duty as a director. No amendment to or repeal of this provision of our certificate of incorporation will apply to or have any effect on the liability or alleged liability of any director for or with respect to any acts or omissions of that director occurring prior to the amendment or repeal.

     Under Section 145 of the Delaware General Corporation Law, we have the power, under certain circumstances, to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of ours, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, and judgments against, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, that type of indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                              CERTAIN TRANSACTIONS

     In March 2000, we sold an aggregate of 154,000 shares of our common stock to six different investors at a price of $2.00 per share and exchanged 250,000 shares of our common stock for $500,000 of advances from Sajid Kapadia, our Chairman and Chief Executive Officer and a director of ours. Haris Syed, our Vice President and Secretary and a director of ours, purchased 37,500 shares in this offering. Sohel Kapadia, the brother of Mr. Kapadia, purchased 32,500 shares in this offering.

     In December 1999, iLink Telecom, Inc. agreed to purchase 9278 Distributor Inc., a company controlled by Sajid Kapadia. Mr. Kapadia was not an officer or director of iLink. In connection with that merger, the shareholders of 9278 Distributor were issued an aggregate of 14,900,000 shares of our common stock, as well as a dividend of $3.0 million, of which $1.0 million was paid in December 1999 and the balance of $2.0 million was in the form of a two-year promissory note. Of these shares, 13,205,125 were issued to Mr. Kapadia. In addition to such shares, Mr. Kapadia was granted proxies to vote an aggregate of 2,150,000 additional shares of our common stock. As a result of these shareholdings and proxies, Mr. Kapadia currently has the right to vote approximately 78% of the our outstanding common stock.

     In December 1999, Sajid Kapadia made a loan to us of $2.0 million. In March 2000, $500,000 of this loan was exchanged by Mr. Kapadia for 250,000 shares of our common stock, as described above.

     In December 1999, we entered into a sublease agreement with Sajid Kapadia, pursuant to which we sublease the entire premises at 1942 Williamsbridge Road, Bronx, New York as our corporate offices, at an annual rent of $63,000. The rental terms of the sublease agreement are substantially the same as the terms under which Mr. Kapadia leases the space.

     In February 1999, iLink agreed to purchase all of the shares of iLink B.C. from ABDE Holdings Ltd., a company controlled by Amar Bahadoorsingh, our President and a director of ours, in exchange for 145 shares of our series A convertible preferred stock. At the time of this agreement Mr. Bahadoorsingh was not a director or officer of iLink. Subsequent to the agreement, Mr. Bahadoorsingh and Peter Schriber were appointed as directors of iLink and the prior director resigned. Upon consummation of the merger among iLink, 9278 Distributor Acquisition Corp. and 9278 Distributor, Inc., Mr. Schriber resigned as a director of iLink. ABDE was entitled to convert each share of series A convertible preferred stock into $1,000 worth of our common stock at a 25% discount to the average market price of our common stock for the five trading days immediately preceding the conversion. On September 30, 1999, our Board of Directors (with Mr. Bahadoorsingh abstaining) and ABDE agreed to exchange the 145 shares of series A preferred stock for 96,666 shares of our common stock. The acquisition of iLink B.C. was valued at $145,000, which was based upon arm's length negotiations between iLink and ABDE, however, no independent appraisal was obtained. ABDE acquired these assets from Revere Communications, Inc. on January 13, 1999 for $123,165.

     iLink entered into a five-year consulting agreement, dated February 27, 1999, with Devmar Holdings, Ltd., which is controlled by Mr. Bahadoorsingh. The agreement provided for payments of $5,000 per month for the consulting services of Mr. Bahadoorsingh. On March 25, 1999, iLink issued 1,500,000 of its restricted common stock to Mr. Bahadoorsingh as compensation for services rendered and to induce Mr. Bahadoorsingh to remain in iLink's employ, which was deemed essential for the company's future business developments. These transactions were approved by iLink's Board of Directors with Mr. Bahadoorsingh abstaining. Subsequently, the consulting agreement with Devmar Holdings was terminated.

     In March 1999, iLink issued 25,000 shares of its common stock to Peter Schriber, a former officer and director of iLink, and in May 1999, iLink issued 250,000 shares of its common stock to Marketsource Direct Holdings, Ltd., a company controlled by Mr. Schriber, as compensation for services rendered to iLink. The number of shares issued was based upon Mr. Schriber's past services to iLink and to induce his continued employment with iLink, which was deemed to be vital to the company's future business development. This transaction was approved by iLinks's Board of Directors with Mr. Schriber abstaining.

     The 1,500,000 shares issued to Mr. Bahadoorsingh and the 275,000 shares issued to Mr. Schriber referred to above were subject to a Vesting Agreement, dated May 25, 1999. The Vesting Agreement provided for vesting of the shares, if:

     (a) the Holder remained an officer, director or employee of iLink; and

     (b) (i) certain operating milestones were achieved, or (ii) if iLink was granted a PCS License in Trinidad and Tobago, or (iii) if iLink became subject to a takeover bid. Pursuant to the Vesting Agreement, shares not vested by May 25, 2000 would be forfeited and returned to iLink for cancellation.

     On December 10, 1999, 1,750,000 of such shares were surrendered to the Company by the holders for cancellation and the remaining 25,000 shares, held by Mr. Schriber, vested.

     In March 1999, iLink issued 300,000 shares of the its common stock to Century Capital Management Ltd., a company controlled by Andrew Hromyk, a former director of Aquasol, as compensation for services rendered. The agreement with Century Capital also provided for an initial payment of $12,500 and monthly consulting fees of $5,000 for the term of agreement, which was for 12 months. This agreement terminated on March 31, 2000.

     In May 1999, Century Capital assigned its interest in a lease covering certain office space to iLink. The lease was assigned to iLink on the same terms and conditions that existed for Century Capital except that iLink agreed to indemnify Century Capital for any liabilities which may arise under the lease after the assignment and Century Capital was issued 22,259 shares of iLink's Common Stock as consideration for certain leasehold improvements, furniture and telephone equipment. In December 1999, Century Capital agreed to the cancellation of the assignment.

     In March 1999, iLink entered into indemnification agreements with Mr. Bahadoorsingh and Mr. Schriber, two of iLink's directors. In these agreements the iLink agreed to indemnify the directors from and against any and all costs, charges and expenses, however arising, or incurred by either of them in relation to iLink's affairs by reason of them being directors. As required by Nevada corporate law, the indemnification must be determined to be proper, on a case-by-case basis, by either a company's stockholders, a quorum of its Board of Directors, excluding any directors named in the action, or by the written opinion of a company's legal counsel.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information as of May 15, 2000 based on information obtained from the persons named below, with respect to the beneficial ownership of shares of our common stock by (i) each of our directors,
(ii) certain of our executive officers, (iii) each person known by us to be the owner of more than 5% of our outstanding shares of common stock and (iv) all executive officers and directors as a group.

     Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. A person is deemed to be the beneficial owner or securities that can be acquired by such person within 60 days from the date of this prospectus upon exercise of options, warrants or convertible securities. Each beneficial owner's percentage ownership is determined by assuming that all options, warrants or convertible securities that are held by that person, but not those held by any other person, and which are exercisable within 60 days of the date of this prospectus have been exercised and converted. This table assumes a base of 20,554,772 shares of common stock outstanding immediately prior to this offering, before any consideration is given to outstanding options, warrants or convertible securities.

     Unless otherwise noted, the address for each of the persons listed below is: c/o 9278 Communications, Inc., 1942 Williamsbridge Road, Bronx, New York 10461.

NAME AND ADDRESS OF                          NUMBER OF            APPROXIMATE
BENEFICIAL HOLDER                             SHARES         PERCENTAGE OF CLASS
-----------------                             ------         -------------------

Sajid Kapadia(1)........................     13,455,125             65.5%

Haris Syed..............................         37,500               *

Amar Bahadoorsingh......................              0               *

Raymond Akwule(2).......................              0               *

All executive officers..................     13,492,625             65.6%
and directors as a group
(4 persons)

*  Less than 1%

(1) Does not include 2,150,000 shares of common stock to which Mr. Kapadia was granted proxies at the time of the merger between iLink Telecom, Inc. and 9278 Distributor Inc.

(2) Does not include 25,000 options to purchase shares of our common stock, which have been granted to Mr. Akwule, but have not vested.

                              SELLING STOCKHOLDERS

Holders of Series B Convertible Preferred Stock

     On December 10, 1999, 9278 Distributor, Inc., a New York corporation engaged in the distribution of prepaid phone cards, was merged with and into a nominee subsidiary of iLink Telecom, Inc., a publicly held Nevada corporation. For accounting purposes, this merger has been treated as a reverse acquisition. The shareholders of 9278 Distributor, Inc. were issued an aggregate of 14,900,000 shares of iLink's common stock, constituting 74.8% of the outstanding shares of iLink, as well as a dividend of $3.0 million, of which $1.0 million was paid in December 1999 and the balance of $2.0 million was in the form of a two-year promissory note.

     The cash portion of the merger consideration was obtained through a private placement of 500,000 shares of our common stock and a private placement of 1,500 shares of our series B convertible preferred stock. Each share of our series B convertible preferred stock is convertible into shares of our common stock based on a conversion rate equal to $1,000 divided by 75% of the prevailing market price of the common stock for the ten trading days prior to conversion. Provided that a registration statement in respect of the shares of common stock issuable upon conversion of the shares of series B convertible preferred stock has been filed with and declared effective by the Securities and Exchange Commission on or before December 10, 2000, all of the shares of series B convertible preferred stock will convert into shares of common stock on that date, at the conversion rate discussed above. However, in the event that this conversion would result in a particular holder owning more than 9.9% of our issued and outstanding common stock, the conversion will be postponed until the holder's shares of common stock, after the conversion, would constitute less than 9.9%. Some of the individuals identified in this prospectus as selling stockholders are the holders of our outstanding series B convertible preferred stock.

     Not less than 50 shares of series B convertible preferred stock may be converted at any one time by a particular holder, unless the holder then holds less than 50 shares and converts all such shares held by it at that time. As of the date of this prospectus the holders of our series B convertible preferred stock have converted an aggregate of 425 shares into an aggregate of 191,143 shares of our common stock. These shares of common stock are being registered for resale through this prospectus. There are still 1,075 shares of series B convertible preferred stock issued and outstanding.

     Our series B convertible preferred stock may be converted at a price related to the market price of our common stock. Therefore, the lower the market price the greater the number of shares which may be issued. This in turn may depress the price of stock significantly, leading to a lower conversion price and the introduction of short selling, all of which further depress the stock price and may lead to significant dilution. Our outstanding shares of series B convertible preferred stock may be converted at a floating rate based on a discount to the market price of our common stock. As a result, the lower the stock price at the time of conversion, the more shares the selling stockholder receive and the greater the dilution to the interests of other holders of shares of our common stock.

     The per share conversion feature of our series B convertible preferred stock is illustrated by the following table:

      Average                                   Shares Issuable
   Market Price*      Conversion Price          Upon Conversion
   -------------      ----------------          ---------------
      $3.50              $2.625                       380
      $2.50              $1.875                       533
      $1.50              $1.125                       888
      $1.00              $0.750                     1,333

--------------------

*  For the ten trading days prior to conversion

     The following table sets forth certain information with respect to the selling stockholders, which include, among others, (i) the holders of series B convertible preferred stock discussed above, and (ii) individuals who purchased shares of our common stock in private placements which closed on December 10, 1999, March 15, 2000 and March 21, 2000. With respect to the shares of our series B convertible preferred stock, the number of shares of common stock listed assumes conversion of each share of our series B convertible preferred stock at a rate equal to $1,000 divided by $0.75. This would be the conversion rate if the average market price of our shares of common stock for the ten trading days prior to the conversion date was $1.00 per share. The actual number of shares of our common stock issued upon conversion of our 1,075 outstanding shares of series B convertible preferred stock would be less than 1,433,333 if the average market price of our shares of common stock for the ten trading days prior to the conversion date was greater than $1.00 per share. In addition, the number of shares of common stock that may actually be sold by the selling stockholders will be determined by the selling stockholders, and may depend upon a number of factors, including, among other things, the market price of our common stock.

     The table below sets forth information as of the date of this prospectus, concerning the beneficial ownership of common stock of the selling stockholders. All information concerning beneficial ownership has been furnished by the selling stockholders.


                                       AMOUNT
                                    OF SERIES B                                                   SHARES OF
                                    CONVERTIBLE        SHARES OF                               COMMON STOCK OWNED
                                  PREFERRED STOCK    COMMON STOCK       SHARES OF              AFTER OFFERING(1)
                                                     OWNED BEFORE        COMMON                -----------------
                                        HELD           OFFERING       STOCK OFFERED         NUMBER           PERCENT
                                        ----           --------       -------------         ------           -------
Augustine Fund, LP                      800          134,604        1,201,270                   0               *

Current Investments Ltd.                  0          500,000          500,000                   0               *

Sajid Kapadia                             0       13,455,125          450,000          13,005,125           55.7%

KAPH Groups Inc.                          0          596,000          150,000             446,000            2.0%

Abbott & Co.                              0          502,875          100,000             402,875            1.8%

Seajay Capital Corporation                0          100,000          100,000                   0               *

Century Capital Management Ltd.           0          350,000          100,000             250,000               *

Curt E. Burwell Living Trust             50           21,248           87,914                   0               *

Susan C. Buescher Revocable              50           10,624           77,290                   0               *
Trust

Karron L. Heathman                       50                0           66,666                   0               *

Angelo Lancia                            50                0           66,666                   0               *

P.T.N. Limited                            0          596,000           50,000             546,000            2.5%

Stephen Guarino                           0           50,000           50,000                   0               *

Data Square LLC                           0           50,000           50,000                   0               *

Select Media, Inc.                        0           45,000           45,000                   0               *

Anthony James Stavros                    25           11,204           44,437                   0               *



                                       32

Mark Deschaine                           25           10,710           44,043                   0               *

South County Investors                   25           10,624           43,957                   0               *

Haris Syed                                0           37,500           37,500                   0               *

S.L. Land Holdings Inc.                   0           35,000           35,000                   0               *

Ronnie L. Williams                        0           35,000           35,000                   0               *

Frederick A. Lenz                         0           35,000           35,000                   0               *

Sohel Kapadia                             0           32,500           32,500                   0               *

I.S. Investments, Inc.                    0           32,129           32,129                   0               *

Anthony Advisors                          0           30,000           30,000                   0               *

588786 B.C. Ltd.                          0           30,000           30,000                   0               *

Walid Ahmad                               0           22,500           22,500                   0               *

Samir Kapadia                             0            9,000            9,000                   0               *

Sunita Sadhnani                           0            2,500            2,500                   0               *


-------------------
*    Less than 1%

(1)  Assumes all shares offered by the selling stockholders are sold.


     We have agreements with the selling stockholders in which we agreed (i) to file the registration statement of which this prospectus forms a part for the purpose of registering the potential resale of the shares, (ii) to bear all expenses of the registration and sale of the shares (other than any underwriting discounts and conversions) and (iii) to indemnify the selling stockholders against certain liabilities.

                              PLAN OF DISTRIBUTION

     Sales of the shares may be made from time to time by the selling stockholders, or, subject to applicable law, by pledges, donees, distributees, transferees or other successors in interest. These sales may be made on the Nasdaq SmallCap Market, in another over-the-counter market, on a national securities exchange, any of which may involve crosses and block transactions, in privately negotiated transactions or in a combination of these transactions, at prices and at terms which prevail at that time, or at prices related to the market price at that time, or at privately negotiated prices. In addition, any shares covered by this prospectus which qualify for sale pursuant to Section 4(1) of the Securities Act of 1933, or Rule 144 promulgated thereunder, may be sold under those provisions rather than pursuant to this prospectus. Without limiting the generality of the foregoing, the shares may be sold in one or more of the following types of transactions: (a) a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal; (c) an exchange distribution in accordance with the rules of such exchange; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) face-to-face transactions between sellers and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the selling stockholder may arrange for other brokers or dealers to participate in the resales.

     In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions. In connection with hedging transactions, participants may engage in short sales of the shares registered hereby in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell shares short and deliver the shares to close out short positions. The selling stockholders may also enter into option or other transactions. The selling stockholders may also pledge the shares registered hereunder to a broker or dealer and upon a default, the pledgor may effect sales of the pledged shares pursuant to this prospectus.

     Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholder in amounts to be negotiated in connection with the sale. These brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with sales and any commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act of 1933.

     Information as to whether underwriters who may be selected by the selling stockholders, or any other broker-dealer, is acting as principal or agent for the selling stockholder, the compensation to be received by underwriters who may be selected by the selling stockholders, or any broker-dealer, acting as principal or agent for the selling stockholders and the compensation to be received by other broker-dealers, in the event the compensation of such other broker-dealers is in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this prospectus. Any dealer or broker participating in any distribution of the shares may be required to deliver a copy of this prospectus, including the prospectus supplement, if any, to any person who purchases any of the shares from or through such dealer or broker.

     We have advised the selling stockholders that during the time that they may be engaged in a distribution of the shares included herein they are required to comply with Regulation M promulgated under the Exchange Act of 1934. In general, Regulation M precludes the selling shareholders, any affiliated purchasers and any broker-dealer or other person who participates in distribution from bidding for, or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. A "distribution" is defined in the rules as an offering of securities that is distinguished from ordinary trading activities and depends on the "magnitude of the offering and the presence of special selling efforts and selling methods." Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security.

     It is anticipated that the selling stockholders will offer all of the shares for sale. Further, because it is possible that a significant number of shares could be sold at the same time hereunder, any sales, or the possibility thereof, may depress the market price of our common stock.

                            DESCRIPTION OF SECURITIES

     Our authorized capital stock consists of 40,000,000 shares of common stock, $.001 par value, and 5,000,000 shares of preferred stock, $.001 par value. As of May 15, 2000, there were 20,554,772 shares of common stock outstanding and 1,075 shares of series B convertible preferred stock outstanding.

Common Stock

     Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation.

     Holders of common stock are entitled to receive dividends as may be declared by our Board of Directors out of funds legally available for dividends and, in the event of liquidation, to share pro-rata in any distribution of our assets after payment of liabilities. Our Board of Directors is not obligated to declare a dividend. It is not anticipated that dividends will be paid in the foreseeable future.

     Holders of our common stock do not have preemptive rights to subscribe to additional shares if issued by us. There are no conversion, redemption, sinking fund or similar provisions regarding the common stock. All of the outstanding shares of common stock are fully paid and nonassessable and all of the shares of common stock issued upon the conversion of the series B convertible preferred stock will be, upon issuance, fully paid and non-assessable.

Preferred Stock

     We are authorized to issue up to 5,000,000 shares of preferred stock. Our articles of incorporation provide that the Board of Directors has the authority to issue the preferred stock into series and, within the limitations provided by Nevada statutes, to fix by resolution the powers, rights, preferences, qualifications, limitations and restrictions of the shares of any series so established. As our Board of Directors has authority to establish the terms of, and to issue, the preferred stock without shareholder approval, the preferred stock could be issued to defend against any attempted takeover of our company.

     In March 1999, our Board of Directors established a series of preferred stock designated as series A convertible preferred stock and authorized the issuance of up to 145 shares of series A convertible preferred stock as part of that series. Upon any liquidation or dissolution of our company, each outstanding share of series A convertible preferred stock was entitled to distribution of $1,000 per share prior to any distribution to the holders of our common stock. The shares of series A convertible preferred stock are not entitled to any dividends or voting rights. On March 31, 1999, we issued 145 shares of our series A convertible preferred stock to ABDE Holdings Ltd. at a deemed price of $1,000 per share in recognition of the exchange for all of the shares of iLink Telecom (B.C.), Inc., which occurred on February 26, 1999. Each share of series A convertible preferred stock automatically converts into shares of our common stock in an amount equal to the series A preferred stock's stated value at a rate of $1,000 divided by 75% of the average closing bid price of our common stock for the five trading days preceding the conversion date. On September 30, 1999, the outstanding 145 shares of series A preferred stock were replaced with 96,666 shares of our common stock at an exchange rate of $1.50 per common share. There are currently no shares of series A convertible preferred stock outstanding.

     In December 1999, our Board of Directors established a series of preferred stock designated as series B convertible preferred stock and authorized the issuance of 1,500 shares of series B convertible preferred stock as part of that series. Each share of series B convertible preferred stock is convertible by the holder into such number of shares of common stock equal to $1,000 divided by 75% of the average market price of our common stock for the ten trading days preceding the conversion date. The shares of common stock underlying the shares of series B convertible preferred stock are being offered for resale to the public by means of this prospectus. See "Selling Stockholders."

TRANSFER AGENT AND REGISTRAR

     The transfer agent for the common stock is Liberty Transfer Co., located at 191 New York Avenue, Huntington, New York 11743.

                        SHARES AVAILABLE FOR FUTURE SALE

Upon completion of this offering, we will have 21,988,105 shares of common stock outstanding, not including shares of common stock issuable upon exercise of outstanding stock options and assuming the conversion of all 1,075 shares of our series B convertible preferred stock, which are currently outstanding, into 1,433,333 of our common stock. All 3,528,372 shares of common stock being offered hereby will be immediately tradeable without restriction or further registration under the Securities Act. In addition, many of our currently outstanding shares of common stock have been or will be registered for sale under the Securities Act or are eligible for sale under an exemption from the Act. Additionally, as of the date of this prospectus, we have reserved an aggregate of 500,000 shares of common stock for issuance upon exercise of options issuable under our stock option plan.

                                  LEGAL MATTERS

     Certain legal matters in connection with the shares of common stock being offered hereby will be passed upon for us by Parker Duryee Rosoff & Haft, New York, New York 10017.

                                     EXPERTS

     Our consolidated financial statements as of December 31, 1999 and for each of the two years then ended, which are included herein, have been audited by Friedman Alpren & Green LLP, independent certified public accountants, as indicated in their report with respect to thereto, and are incorporated herein in reliance upon the report of said firm given upon their authority as experts in accounting and auditing.

                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

     On December 28, 1999, we dismissed Ernst & Young LLP as our independent certified public accountant. The reports of Ernst & Young on our financial statements for the fiscal years ended December 31, 1998 and 1997 did not contain an adverse opinion, or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. Our Board of Directors approved the decision to change accountants. During our two most recent fiscal years and subsequent interim periods, there were no disagreements with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Ernst & Young would have caused it to make reference to such disagreement in its reports.

     We engaged Friedman Alpern & Green LLP to act as our independent certified public accountant, effective December 28, 1999. During the two most recent fiscal years and subsequent interim periods, we have not consulted Friedman regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or any matter that was the subject of a disagreement or a reportable event.

                       WHERE YOU CAN FIND MORE INFORMATION

     We recently became obligated to file annual, quarterly and special reports and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our periodic reports, proxy statements, and other information can be inspected at the offices of Nasdaq at 1735 K Street, NW, Washington, DC 20006.

     You may obtain a copy of any of our future filings, without charge, by writing or calling us at 9278 Communications, Inc, 1942 Williamsbridge Road, Bronx, New York 10461, (718) 792-5150.

     If you would like to request these filings from us, please do so at least five business days before you have to make an investment decision.

                     9278 COMMUNICATIONS INC. AND SUBSIDIARY
                        (FORMERLY 9278 DISTRIBUTOR INC.)

                        CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1999 AND 1998

                                TABLE OF CONTENTS


Independent Auditors' Report                                                    F-2


Consolidated Financial Statements
   Years Ended December 31, 1999 and 1998

   Balance Sheet at December 31, 1999                                           F-3

   Statement of Income
     Years Ended December 31, 1999 and 1998                                     F-4

   Statement of Changes in Stockholders' Equity
     Years Ended December 31, 1999 and 1998                                     F-5

   Statement of Cash Flows
     Years Ended December 31, 1999 and 1998                                     F-6

   Notes to Consolidated Financial Statements
     Years Ended December 31, 1999 and 1998                                F-7-F-14


Condensed Consolidated Financial Statement
   Three Months Ended March 31, 2000 and 1999 (unaudited)

   Balance Sheet at March 31, 2000 (unaudited)                                 F-15

   Statement of Operations
     Three Months Ended March 31, 2000 and 1999 (unaudited)                    F-16

   Statement of Cash Flows
     Three Months Ended March 31, 2000 and 1999 (unaudited)                    F-17

   Notes to Condensed Consolidated Financial Statements
     Three Months Ended March 31, 2000 and 1999 (unaudited)               F-18-F-21


                                                            1700 BROADWAY
FRIEDMAN                                                    NEW YORK, NY 10019
ALPREN &                                                    212-582-1600
GREEN LLP                                                   FAX 212-265-4761
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS                www.nyccpas.com


                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

TO THE BOARD OF DIRECTORS OF 9278 COMMUNICATIONS INC.

     We have audited the accompanying consolidated balance sheet of 9278 COMMUNICATIONS, INC. AND SUBSIDIARY (formerly 9278 Distributor Inc.) as of December 31, 1999, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the two-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of 9278 COMMUNICATIONS, INC. AND SUBSIDIARY as of December 31, 1999, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 1999 in conformity with generally accepted accounting principles.



                                                  Friedman Alpren & Green LLP


New York, New York
January 24, 2000, except for
   Note 9, as to which the
   date is March 2, 2000

                    9278 COMMUNICATIONS, INC. AND SUBSIDIARY
                        (FORMERLY 9278 DISTRIBUTOR INC.)

                           CONSOLIDATED BALANCE SHEET

                                DECEMBER 31, 1999

                                     ASSETS
                                     ------

Current assets
   Cash                                                                          $    26,192
   Accounts receivable, less allowance for doubtful accounts
     of $125,000                                                                   3,820,503
   Inventories                                                                     1,302,171
   Prepaid expenses and other current assets                                          30,749
                                                                                 -----------
           Total current assets                                                    5,179,615

Property and equipment - at cost, less accumulated
   depreciation and amortization                                                     349,869

Goodwill, less accumulated amortization of $11,205                                   593,857

Other assets                                                                          15,339
                                                                                 -----------
                                                                                 $ 6,138,680
                                                                                 ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
   Accounts payable and accrued expenses                                         $ 2,805,579
   Current maturities of note and advances payable, shareholders                   1,633,521
   Current maturities of debt obligations                                             69,102
   Income taxes payable                                                                2,000
                                                                                 -----------
           Total current liabilities                                               4,510,202

Note payable, stockholders, less current maturities                                1,000,000

Debt obligations, less current maturities                                            108,002
                                                                                 -----------
                                                                                   5,618,204
                                                                                 -----------

Commitments and contingencies                                                           --

Stockholders' equity
   Convertible preferred stock
     Class B, $.001 par value; 5,000,000 shares authorized,
       1,500 shares issued and outstanding                                         1,500,000
   Common stock, $.001 par value; 25,000,000 shares
     authorized, 19,659,629 shares issued and outstanding                             19,659
   Additional paid-in capital                                                      2,361,382
   Accumulated deficit                                                            (3,360,565)
                                                                                 -----------
                                                                                     520,476
                                                                                 -----------
                                                                                 $ 6,138,680
                                                                                 ===========

The accompanying notes are an integral part of these consolidated financial statements.

                    9278 COMMUNICATIONS, INC. AND SUBSIDIARY
                        (FORMERLY 9278 DISTRIBUTOR INC.)

                        CONSOLIDATED STATEMENT OF INCOME

                     YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                               1999            1998
                                                           ------------    ------------
Net sales                                                  $ 78,089,670    $ 22,169,108

Cost of sales                                                75,472,736      21,486,747
                                                           ------------    ------------
           Gross profit                                       2,616,934         682,361
                                                           ------------    ------------

Operating expenses
   Selling                                                      240,255            --
   General and administrative                                 1,201,585          87,382
   Depreciation and amortization                                 66,296          22,139
   Loss attributable to contractual non-performance by a
     major supplier                                             553,547            --
   Provision for doubtful accounts                              519,962         489,087
   Interest expense                                              23,454           3,469
                                                           ------------    ------------

                                                              2,605,099         602,077
                                                           ------------    ------------

           Income before income taxes                            11,835          80,284

Income taxes                                                      5,000           8,551
                                                           ------------    ------------
           Net income                                      $      6,835    $     71,733
                                                           ============    ============

Pro forma income data (unaudited) - 1998
   Income before income taxes as reported                                  $     80,284
   Pro forma income taxes                                                        40,000
                                                                           ------------
   Pro forma net income                                                    $     40,284
                                                                           ============

   Net income (loss) applicable to common stockholders     $   (368,165)   $     40,284
                                                           ------------    ------------

Basic and diluted earnings (loss) per share                $       (.02)   $         -0-
                                                           ============    ============

Shares used in the calculation of earnings per share         19,659,629      14,900,000
                                                           ============    ============

The accompanying notes are an integral part of these consolidated financial statements.

                    9278 COMMUNICATIONS, INC. AND SUBSIDIARY
                        (FORMERLY 9278 DISTRIBUTOR INC.)

            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                     YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                Common Stock           Additional                                  Retained
                                           ---------------------        Paid-in      Preferred     Treasury        Earnings
                                           Shares         Amount        Capital        Stock         Stock         (Deficit)
                                           ------         ------        -------        -----         -----         ---------

Balance, January 1, 1998                         200    $     1,000   $   199,000    $      --     $      --      $        867

Net income for the year ended
  December 31, 1998                             --             --            --             --            --            71,733
                                          -----------    -----------   -----------   -----------   ---------- -    -----------

Balance, December 31, 1998                       200          1,000       199,000           --            --            72,600

Contribution of common shares by
   founding shareholder                        22.75           --         350,721           --         (350,721)         --

Reissuance of treasury shares                 (22.75)          --             --            --          350,721          --

Effective stock split of 74,500 shares
  to 1 at merger                          14,899,800         13,900       (13,900)          --            --             --

Effective acquisition of iLink
  excluding contemporaneous
  private placements                       4,259,629          4,259       451,061           --            --             --

Issuance of common stock through
  private placement                          500,000            500       999,500           --            --             --

Issuance of preferred stock through
  private placement                             --             --            --        1,500,000          --             --

Dividends paid and declared                     --             --            --             --            --        (3,065,000)

Imputed preferred stock dividend
  attributable to the beneficial
  conversion feature                            --             --         375,000           --            --          (375,000)

Net income for the year ended
  December 31, 1999                             --             --            --             --            --             6,835
                                          -----------    -----------   -----------   -----------   -----------     -----------
Balance, December 31, 1999                19,659,629     $    19,659   $ 2,361,382    $ 1,500,000   $      -0-     $(3,360,565)
                                          ===========    ===========   ===========   ===========   ===========     ===========


The accompanying notes are an integral part of these consolidated financial statements.

                    9278 COMMUNICATIONS, INC. AND SUBSIDIARY
                        (FORMERLY 9278 DISTRIBUTOR INC.)

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                     YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                             1999          1998
                                                         -----------    -----------
 Cash flows from operating activities
  Net income                                             $     6,835    $    71,733
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities
       Depreciation and amortization                          66,296         22,139
       Provision for doubtful accounts                       519,962        489,087
       Changes in assets and liabilities
         Accounts receivable                              (1,689,999)    (3,084,553)
         Inventories                                        (917,787)      (334,384)
         Prepaid expenses and other current assets           (30,749)          --
         Other assets                                         (5,339)       (10,000)
         Accounts payable and accrued expenses              (132,023)     3,079,234
         Income taxes payable                                 (6,551)         8,551
                                                         -----------    -----------
           Net cash provided by (used in) operating
             Activities                                   (2,189,355)       241,807
                                                         -----------    -----------

Cash flows from investing activities
  Cash received in merger                                      5,410           --
  Acquisition of property and equipment                     (122,104)       (14,000)
  Merger transaction costs                                   (55,681)          --
                                                         -----------    -----------
           Net cash used in investing activities            (172,375)       (14,000)
                                                         -----------    -----------

Cash flows from financing activities
  Advances payable, shareholder                              633,521        (29,300)
  Principal payments on debt obligations                     (45,567)       (39,539)
  Issuance of common stock                                 1,000,000        199,000
  Issuance of preferred stock                              1,500,000           --
  Dividends paid                                          (1,065,000)          --
                                                         -----------    -----------
          Net cash provided by financing activities        2,022,954        130,161
                                                         -----------    -----------
Net increase (decrease) in cash                             (338,776)       357,968
Cash, beginning of year                                      364,968          7,000
                                                         -----------    -----------
Cash, end of year                                        $    26,192    $   364,968
                                                         ===========    ===========
Supplemental cash flow disclosures
  Interest paid                                          $    16,787    $     3,469
  Income taxes paid                                           11,551           --

Noncash investing and financing activities
  Note issued for accrued dividends                        2,000,000           --
  Issuance of common stock for net noncash assets
    received in merger                                       455,320           --
  Additional paid-in capital arising from contribution
    of treasury shares                                       350,721           --
  Transportation and other equipment acquired under
    debt obligations                                         121,240        140,970


The accompanying notes are an integral part of these consolidated financial statements.

                    9278 COMMUNICATIONS, INC. AND SUBSIDIARY
                        (FORMERLY 9278 DISTRIBUTOR INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization

         9278 Communications Inc. is the successor consolidated entity formed by the merger, on December 10, 1999, of 9278 Distributor Inc. (the "Company") and its subsidiary, iLink Telecom, Inc. ("iLink"). iLink was originally incorporated in Colorado on December 10, 1997 and was reincorporated in Nevada on July 14, 1998. The Company was incorporated in New York on April 17, 1997.

         Concurrent with the merger, iLink, a publicly held company and the legally surviving parent company, changed its name to 9278 Communications Inc. For accounting purposes, the merger has been treated as a reverse acquisition, with the Company as the acquiror, and is accounted for as a purchase.

         The Company sells telephone cards to small retail establishments and distributors, primarily in the New York, New Jersey and Connecticut areas.

     Acquisition

         The Company consummated the reverse acquisition of iLink on December 10, 1999. The Company's stockholders were issued 14,900,000 iLink shares in exchange for the 200 shares of the Company. For accounting purposes, the shares retained by the original stockholders of iLink, subject to certain adjustments, are treated as being issued by the Company to effect the merger, hence the term "reverse acquisition". These shares were valued at $155,000 based upon an independent valuation of iLink. In addition to the value of these shares, the Company's acquisition cost includes the eight shares (post split equivalent of 596,000 shares) issued to a creditor of iLink valued at $123,330, legal fees of $42,455, and investment banker fees of $13,226, for total acquisition costs of $334,011.

         Concurrent with the closing of the merger, iLink completed two private placements pursuant to which it sold 500,000 new common shares for $1,000,000 and 1,500 convertible preferred shares for $1,500,000.

         Immediately prior to the closing of the merger, the Company declared a $3,000,000 dividend ($15,000 per share), of which $1,000,000 was paid in cash and the balance of $2,000,000 in the form of a two-year promissory note. The payment of $1,000,000 was funded by the private placements consummated as of that date.


                                               (Continued)

                    9278 COMMUNICATIONS, INC. AND SUBSIDIARY
                        (FORMERLY 9278 DISTRIBUTOR INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Also prior to the merger, iLink issued 300,000 shares in satisfaction of $300,000 in debt; issued 190,000 shares for services upon the achievement of certain vesting provisions and also issued 200,000 common shares for advisory and related services in connection with the private placement and merger.

         The following unaudited pro forma information presents the results of operations of the Company as if the acquisition had taken place on January 1, 1999 and 1998, respectively:

                                                    Year Ended December 31,
                                                   -------------------------
                                                    1999              1998
                                                    ----              ----
          Net sales                             $78,121,200        $22,169,108
          Net earnings (loss)                    (1,497,438)            48,019
          Earnings (loss) per share                    (.10)              -0-

         These unaudited pro forma results of operations have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred on the date indicated, or which may result in the future.

     Use of Estimates

         Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

     Fair value of financial instruments

         The fair value of the notes payable and debt obligations approximate carrying values.

     Basis of Presentation

         The accompanying consolidated balance sheet as of December 31, 1999 includes the accounts of the Company and iLink. The related accompanying consolidated statements of income, changes in shareholders' equity and cash flows include the results of operations and cash flows of the Company for both years presented and of iLink for the period beginning December 11, 1999. All significant intercompany transactions and balances have been eliminated.

                                                                (Continued)

                    9278 COMMUNICATIONS, INC. AND SUBSIDIARY
                        (FORMERLY 9278 DISTRIBUTOR INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Inventories

          Inventories, which consist of telephone cards, are stated at the lower of cost (first-in, first-out) or market.

     Property and Equipment

         Property and equipment are stated at cost. Depreciation, including depreciation on assets held under capital leases, is computed on accelerated methods over the estimated useful lives of five to seven years. Leasehold improvements are amortized primarily over 39 years.

     Goodwill

         Goodwill represents cost in excess of the fair value of net assets acquired in the merger transaction, and is being amortized over 3 years. The Company periodically re-evaluates its recoverability. In management's opinion, there has been no impairment of goodwill at December 31, 1999.

     Revenue Recognition

          Revenue is recognized at the time of sale.

     Income Taxes

         Prior to the merger with iLink, the Company had elected S Corporation status for federal and New York State income tax purposes. Under these elections, the Company's taxable income or loss was reportable by the shareholders on their individual income tax returns, and the Company made no provision for Federal income tax. Provisions were recorded for New York State S Corporation tax and New York City General Corporation tax.

         Concurrent with the merger with iLink on December 10, 1999, the S Corporation elections terminated and the Company became subject to all federal, state and city corporation income taxes.

                                                     (Continued)

                    9278 COMMUNICATIONS, INC. AND SUBSIDIARY
                        (FORMERLY 9278 DISTRIBUTOR INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Concentrations of Credit Risk

         At December 31, 1999, the Company maintained cash balances in two banks. Balances are insured for up to $100,000 by the Federal Deposit Insurance Corporation.

     Earnings Per Share

         Basic earnings per common share for 1999 is calculated by dividing net income (loss) available to common stockholders by the average number of common shares outstanding during the year. Diluted earnings per common share is calculated by adjusting outstanding shares, assuming conversion of any potentially dilutive securities, such as stock options or warrants. The Company has no material potentially dilutive securities outstanding.

         The numerator in calculating basic and diluted earnings (loss) per share is reported net income less the beneficial conversion feature of preferred stock. In 1999, reported net income of $6,835 was reduced by the beneficial conversion feature of $375,000 to arrive at net loss attributable to common stockholders totaling $368,165. In 1998, there was no beneficial conversion feature and all of reported net income of $71,733 was available for common stockholders.

         Basic earnings per common share for 1998, which gives retroactive effect to the stock split, has been computed on a pro forma basis to give effect to (C) corporation income taxes by dividing pro forma net income by 14,900,000 shares, which represents the number of shares of iLink issued to the stockholders of the Company.

2 - PROPERTY AND EQUIPMENT

          Property and equipment consist of the following:

                      Transportation and other equipment
                        under capital leases                                                    $    185,970
                      Furniture and equipment                                                         39,410
                      Automobiles                                                                    154,566
                      Computer equipment                                                              48,799
                      Leasehold improvements                                                          15,000
                                                                                                ------------
                                                                                                     443,745
                      Less - Accumulated depreciation and amortization                                93,876
                                                                                                ------------
                                                                                                $    349,869
                                                                                                ============

         Accumulated depreciation on equipment held under capital leases was $63,653 at December 31, 1999.

                                               (Continued)

                    9278 COMMUNICATIONS, INC. AND SUBSIDIARY
                        (FORMERLY 9278 DISTRIBUTOR INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3 -  NOTE AND ADVANCES PAYABLE, STOCKHOLDERS

         On December 10, 1999, the Company declared $3,000,000 in dividends, of which $1,000,000 was paid at that time. On December 13, 1999, the Company executed a promissory note for the benefit of the stockholders in the amount of $2,000,000, payable to the Company's chief executive officer, who is also a stockholder. A principal payment of $1,000,000 is due on June 13, 2000, and the second payment is payable on December 13, 2001. However, the final payment is accelerated if the Company's gross revenues exceed $10 million in each of any six consecutive calendar months or exceed $60 million in any six-month period. Management does not anticipate this occurring prior to January 10, 2001. Interest is payable at the time of each principal payment at a rate of 10%. Interest expense accrued at December 31, 1999 was $6,667.

         In addition, the Company's chief executive officer made advances which are noninterest-bearing and due on demand.

4 -  DEBT OBLIGATIONS

         In 1999, the Company entered into two automobile loans for $76,240. The loans require total monthly payments of $2,277, including interest at 10%.

         In addition, the Company leases transportation and other equipment under capital leases. Future loan principal and minimum lease payments at December 31, 1999 are as follows:


                Year Ending                                                   Capital            Automobile
               December 31,                                                   Leases                Loans
               ------------                                                   ------                -----
                 2000                                                      $     58,563          $     21,423
                 2001                                                            38,963                12,346
                 2002                                                            11,522                12,842
                 2003                                                            11,522                12,521
                 2004                                                             6,721                 9,507
                                                                           ------------          ------------
                 Total minimum loan and lease payments                          127,291                68,639

                 Less - Amount representing interest                             18,826                   --
                                                                           ------------          ------------
                 Present value of minimum loan and lease
                   Payments                                                     108,465                68,639

                 Less - Current maturities                                       47,679                21,423
                                                                           ------------          ------------
                 Long-term debt obligations                                $     60,786          $     47,216
                                                                           ============          ============

         Interest expense on the automobile loans and capital lease obligations for the years ended December 31, 1999 and 1998 was $16,787 and $3,469, respectively.

                                                      (Continued)

                    9278 COMMUNICATIONS, INC. AND SUBSIDIARY
                        (FORMERLY 9278 DISTRIBUTOR INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5 -  CAPITAL STOCK TRANSACTIONS

         On November 17, 1999, the Company's sole stockholder sold 22.75 of his common shares in the Company to three new stockholders. Of these, 14.75 shares were issued to affiliates of two providers of advisory services. Such services were in large part related to the Company's general merger and business development activities, but had no specific connection to the merger with iLink. The remaining eight shares were issued to a creditor of iLink as consideration for services directly related to the merger. (This creditor subsequently converted $300,000 of loans payable to 300,000 shares of iLink). The issuance of all of these shares furthered the Company's interest to varying degrees; accordingly, their issuance has been attributed directly to the Company, as if they had first been contributed to the Company by the sole stockholder. These shares were recorded as treasury stock at their fair value and reissued to the three new stockholders. The Company recognized $227,391 of advisory fee expense for the 14.75 shares. The remaining eight shares with a fair value of $123,330 have been added to the Company's acquisition cost for the merger.

6 -  RELATED PARTY TRANSACTIONS

         Sales to a customer who is related to an officer were approximately $9,500,000 and $2,208,000 for the years ended December 31, 1999 and 1998, respectively. The amount receivable from this related party at December 31, 1999 was approximately $215,000, all of which had been subsequently collected as of January 24, 2000. On March 2, 2000, the Company entered into a letter of intent to acquire this related customer's business (see
     Note 9).

7 -  LITIGATION WITH MAJOR SUPPLIER

         For the year ended December 31, 1999, purchases from one telephone card supplier were approximately 55% of total purchases. In November 1999, the Company commenced an action against this supplier to recover damages resulting from cancellation of telephone cards purchased by the Company. The supplier subsequently countersued. In the Company's opinion, with which its legal counsel concurs, no material liability will result from the countersuit. The Company incurred a loss of $553,547, which was reflected in the fourth quarter of 1999. The Company is doubtful as to the prospects for recovery against such loss. The Company subsequently mitigated, in substantial part, its reliance on this supplier by increasing its purchases from other vendors.


                                                    (Continued)

                    9278 COMMUNICATIONS, INC. AND SUBSIDIARY
                        (FORMERLY 9278 DISTRIBUTOR INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


8 -  COMMITMENTS AND CONTINGENCIES

     Lease Commitments

         The Company was assigned a noncancelable operating lease for warehouse and office space by its chief executive officer. The assignment was structured as a sublease. Approximate future minimum rentals at December 31, 1999 are as follows:

                     Year Ending
                     December 31,
                     ------------
                       2000                     $  63,000
                       2001                        66,000
                       2002                        70,000
                       2003                        73,000
                       2004                        77,000
                       Thereafter                 340,000
                                                ---------
                                                $ 689,000
                                                =========

         Rent expense for the years ended December 31, 1999 and 1998 was $68,910 and $16,708, respectively.

     Employment Agreement

         On December 10, 1999, the Company entered into a three-year employment agreement with its chief executive officer. Base salary for each of the three years is $200,000, $225,000 and $250,000, respectively. At the end of the three-year period, the employment agreement will automatically be extended for an additional year without any action by the Company or the chief executive officer, unless there is a submitted written notice four months prior to expiration of the agreement by either party. In addition to the base salary, the Company will compensate the chief executive officer with cash bonuses and stock option grants based on the Company's economic performance. The agreement contains provisions requiring termination pay for between 24 and 35 months under certain conditions.

     Contracts

         The Company has various commitments with certain vendors requiring minimum periodic purchases. Such contracts are common in the Company's industry.

                                                    (Continued)

                    9278 COMMUNICATIONS, INC. AND SUBSIDIARY
                        (FORMERLY 9278 DISTRIBUTOR INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


8 - COMMITMENTS AND CONTINGENCIES (Continued)

     Stock Options

         Prior to the acquisition, iLink had established a non-qualified stock option plan pursuant to which options to acquire a maximum of 500,000 common shares would be granted. On June 9, 1999, iLink granted options to individuals, who were employees at that time, to acquire 23,000 common shares at an exercise price of $5.25. These options were immediately exercisable and expire on June 9, 2000.

9 - SUBSEQUENT EVENTS

         Between January 18, 2000 and February 7, 2000, certain holders of preferred stock converted 225 preferred shares into 96,539 common shares.

         On February 28, 2000, the Company sold the assets acquired in the acquisition of iLink and will recognize a loss on the sale of approximately $400,000, primarily attributable to the write-off of the related goodwill.

         On March 2, 2000, the Company entered into a letter of intent to acquire a company which is owned by a family member of an officer of the Company (see Note 6).

                            9278 COMMUNICATIONS, INC.
                                 AND SUBSIDIARY

                      CONDENSED CONSOLIDATED BALANCE SHEET
                                   (UNAUDITED)

                                     ASSETS
                                     ------

                                                                                      March 31,           December 31,
                                                                                        2000                     1999
                                                                                   --------------         --------------
                                                                                     (Unaudited)
Current assets
   Cash                                                                            $      327,792         $       26,192
   Accounts receivable, less allowance for doubtful accounts
     of $340,000 and $125,000                                                           4,087,170              3,820,503
   Inventories                                                                            927,302              1,302,171
   Prepaid expenses and other current assets                                               74,201                 30,749
                                                                                   --------------         --------------
           Total current assets                                                         5,416,465              5,179,615

Property and equipment - at cost, less accumulated
   depreciation and amortization                                                          629,255                349,869

Goodwill, less accumulated amortization of $30,724 and $11,205                            203,501                593,857

Other assets                                                                               28,099                 15,339
                                                                                   --------------         --------------
                                                                                   $    6,277,320         $    6,138,680
                                                                                   ==============         ==============

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current liabilities
   Accounts payable and accrued expenses                                            $    2,467,213        $    2,805,579
   Current maturities of note and advances payable, stockholder                          1,136,328             1,633,521
   Current maturities of debt obligations                                                   67,766                69,102
   Income taxes payable                                                                      2,000                 2,000
                                                                                    --------------        --------------
           Total current liabilities                                                     3,673,307             4,510,202

Note payable, stockholder, less current maturities                                       1,000,000             1,000,000

Debt obligations, less current maturities                                                  167,798               108,002
                                                                                    --------------        --------------
                                                                                         4,841,105             5,618,204
                                                                                    --------------        --------------

Commitments and contingencies                                                               -                     -

Stockholders' equity
   Convertible preferred stock
     Class B, $.001 par value; 5,000,000 shares authorized,
       1,075 and 1,500 shares issued and outstanding                                     1,075,000             1,500,000
   Common stock, $.001 par value; 25,000,000 shares
     authorized, 20,554,772 and 19,659,629 shares issued and
     outstanding                                                                            20,554                19,659
   Additional paid-in capital                                                            4,193,487             2,361,382
   Accumulated deficit                                                                  (3,852,826)           (3,360,565)
                                                                                    --------------        --------------
                                                                                         1,436,215               520,476
                                                                                    --------------        --------------
                                                                                    $    6,277,320        $    6,138,680
                                                                                    ==============        ==============


      See accompanying notes to Condensed Consolidated Financial Statements

                    9278 COMMUNICATIONS, INC. AND SUBSIDIARY

                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                   THREE MONTHS ENDED MARCH 31, 2000 AND 1999
                                   (UNAUDITED)


                                                                                        2000                 1999
                                                                                  ---------------      ---------------
Net sales                                                                         $    16,882,918      $    10,532,611

Cost of sales                                                                          16,181,991           10,159,319
                                                                                  ---------------      ---------------
           Gross profit                                                                   700,927              373,292
                                                                                  ---------------      ---------------

Operating expenses
   Selling                                                                                  7,967               21,570
   General and administrative                                                             481,650              105,493
   Depreciation and amortization                                                           31,703                8,574
   Provision for doubtful accounts                                                        263,474                -
   Loss attributable to sale of equipment                                                 363,367                -
   Interest expense                                                                        45,027                3,464
                                                                                  ---------------      ---------------
                                                                                        1,193,188              139,101
                                                                                  ---------------      ---------------

           Net income (loss)                                                      $      (492,261)             234,191
                                                                                  ===============      ===============

Basic and diluted earnings (loss) per share                                       $         (.02)      $           .01
                                                                                  ==============       ===============

Shares used in the calculation of earnings per share                                   20,003,337           14,900,000
                                                                                  ===============      ===============


      See accompanying notes to Condensed Consolidated Financial Statements

                    9278 COMMUNICATIONS, INC. AND SUBSIDIARY

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

                   THREE MONTHS ENDED MARCH 31, 2000 AND 1999

                                                          2000          1999
                                                        ---------    ---------
Cash flows used in operating activities                 $(546,097)   $ (19,425)

Cash flows used in investing activities                   (76,843)      (6,800)

Cash flows provided by (used in) financing activities     924,540       (8,294)
                                                        ---------    ---------

Net increase (decrease) in cash                           301,600      (34,519)

Cash, beginning of period                                  26,192      364,968
                                                        ---------    ---------

Cash, end of period                                     $ 327,792    $ 330,449
                                                        =========    =========

Supplemental cash flow disclosures
  Interest paid                                         $   5,027    $   3,464

Noncash investing and financing activities
  Equipment acquired under capital leases                  75,000         --

   Common stock issued in exchange for advances
       payable, stockholder                               500,000         --



      See accompanying notes to Condensed Consolidated Financial Statements

                    9278 COMMUNICATIONS, INC. AND SUBSIDIARY

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1 - BASIS OF PRESENTATION

         The condensed consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. However, the Company believes that the disclosures are adequate to make the information presented not misleading. The condensed consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's annual report on Form 10-KSB for the year ended December 31, 1999.

         The unaudited condensed consolidated financial statements included herein reflect, in the opinion of management, all adjustments (consisting primarily only of normal recurring adjustments) necessary to present fairly the results for the interim periods. The results of operations for the three months ended March 31, 2000 are not necessarily indicative of results to be expected for the entire year ending December 31, 2000.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization

         9278 Communications, Inc. is the successor consolidated entity formed by the merger, on December 10, 1999, of 9278 Distributor Inc. (the "Company") and iLink Telecom, Inc. ("iLink"). iLink was originally incorporated in Colorado on December 10, 1997 and was reincorporated in Nevada on July 14, 1998. The Company was incorporated in New York on April 17, 1997, and reincorporated in Delaware on May 2, 2000.

         Concurrent with the merger, iLink, a publicly held company and the legally surviving parent company, changed its name to 9278 Communications, Inc. For accounting purposes, the merger has been treated as a reverse acquisition, with the Company as the acquiror, and is accounted for as a purchase.

         The Company consummated the reverse acquisition of iLink on December 10, 1999. The Company's stockholders were issued 14,900,000 iLink shares in exchange for the 200 shares of the Company. These shares were valued at $155,000 based upon an independent valuation of iLink. In addition to the value of these shares, the Company's acquisition cost includes the eight shares (post split equivalent of 596,000 shares) issued to a creditor of iLink valued at $123,330, legal fees of $42,455, and investment banker fees of $13,226, for total acquisition costs of $334,011.

                                                         (Continued)

                    9278 COMMUNICATIONS, INC. AND SUBSIDIARY

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         The accompanying consolidated balance sheet as of March 31, 2000 includes the accounts of the Company and iLink. The related accompanying consolidated statements of operations and cash flows include the results of operations and cash flows of the Company for the entire year and of iLink for the periods beginning December 11, 1999. All significant intercompany transactions and balances have been eliminated.

         The Company sells prepaid telephone cards to distributors and small retail establishments, primarily in the New York, New Jersey and Connecticut areas.

    Goodwill

         Goodwill represents cost in excess of fair value of net assets acquired in the merger transaction, and is being amortized over 3 years. The Company periodically re-evaluates its recoverability.

         On February 28, 2000, the Company sold the assets acquired in the acquisition of iLink and recognized a loss on the sale of $363,367, primarily attributable to the write-off of the related goodwill.

    Income Taxes

         Prior to the merger with iLink, the Company had elected S Corporation status for Federal and New York State income tax purposes. Under these elections, the Company's taxable income or loss was reportable by the shareholders on their individual income tax returns, and the Company made no provision for Federal income tax. Provisions were recorded for New York State S Corporation tax and New York City general corporation tax.

         Concurrent with the merger with iLink on December 10, 1999, the S Corporation elections terminated and the Company became subject to all Federal, state and city corporation income taxes.

                                                    (Continued)

                    9278 COMMUNICATIONS, INC. AND SUBSIDIARY

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

    Earnings Per Share

         Basic earnings per common share is calculated by dividing net income
    (loss) available to common stockholders by the average number of common shares outstanding during the year. Diluted earnings per common share is calculated by adjusting outstanding shares, assuming conversion of any potentially dilutive securities, such as stock options or warrants. Potentially dilutive securities have been excluded from the calculation of diluted loss per share for the three months ended March 31, 2000, as their effect would have been antidilutive.

3 - CAPITAL STOCK TRANSACTIONS

         Between January 7, 2000 and February 7, 2000, certain holders of the Company's Series B convertible preferred stock converted 425 shares into 191,143 shares of common stock.

         During March 2000, the Company issued an aggregate of 154,000 shares of its common stock to seven different investors at a price of $2.00 per share, for gross proceeds to the Company of $308,000.

         During March 2000, the Company exchanged 250,000 shares of common stock for $500,000 of advances from a stockholder.

         On March 15, 2000, the Company issued an aggregate of 300,000 shares of its common stock to six different investors at a price of $2.00 per share, for gross proceeds to the Company of $600,000.

4 - RELATED PARTY TRANSACTIONS

         Sales to a customer who is related to an officer were approximately $1,200,000 and $1,300,000 for the three months ended March 31, 2000 and 1999, respectively. On March 2, 2000, the Company entered into a letter of intent to acquire this customer's business. The acquisition is contingent upon execution of a definitive agreement, obtaining financing and completing due diligence review.

                                                     (Continued)

                     9278 COMMUNICATIONS INC. AND SUBSIDIARY

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5 - LITIGATION WITH TELEPHONE CARD SUPPLIERS AND DISTRIBUTORS

         In November 1999, the Company commenced an action against a former major supplier to recover damages resulting from cancellation of telephone cards purchased by the Company. The loss totaled $553,547, which was reflected in the fourth quarter of 1999. The Company is doubtful as to the prospects for recovery against such loss. The supplier subsequently countersued. In the Company's opinion, with which its legal counsel concurs, no material liability will result from the countersuit. The Company subsequently mitigated, in substantial part, its reliance on this supplier by increasing its purchases from other vendors.

         In November 1999, a distributor of the Company's prepaid phone cards commenced an action claiming approximately $600,000 based on a purported breach of oral contract by the Company. The Company filed an answer and counterclaimed against the distributor for approximately $600,000 of unpaid invoices due and owing from such distributor to the Company. The Company believes it has meritorious defenses to the claims of the distributor and plans to pursue its claim for unpaid invoices.

                            9278 COMMUNICATIONS, INC.

                        3,528,372 SHARES OF COMMON STOCK

                                 --------------

                                   PROSPECTUS

                                 --------------





     We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make any representation as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities in any jurisdiction wherein that would not be permitted or legal.

     Until __________, 2000, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article nine of our certificate of incorporation provides that the personal liability of our directors will be eliminated to the fullest extent permitted by the provisions of paragraph (7) of subsection (b) of ss.102 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented. Article tenth of our certificate of incorporation provides that we will, to the fullest extent permitted by the provisions of the General Corporation Law of the State of Delaware, as now or hereafter in effect, indemnify all persons whom we may indemnify under such provisions. The indemnification provided by this section shall not limit or exclude any rights, indemnities or limitations of liability to which any person may be entitled, whether as a matter of law, under our bylaws, by agreement, vote of our stockholders or disinterested directors, or otherwise. Except as specifically required by the General Corporation Law of the State of Delaware, as the same exists or may be amended, none of our directors of will be liable to us or our stockholders for monetary damages for breach of his or her fiduciary duty as a director. No amendment to or repeal of this provision of our certificate of incorporation will apply to or have any effect on the liability or alleged liability of any director for or with respect to any acts or omissions of that director occurring prior to the amendment or repeal.

     Under Section 145 of the Delaware General Corporation Law, we have the power, under certain circumstances, to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of ours, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, and judgments against, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, that type of indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth our estimates of the expenses to be incurred by it in connection with the common stock being offered hereby:

        SEC Registration Fee.................................... $   1,630.11
        Printing registration statement and other documents.....     5,000.00*
        Legal fees and expenses.................................    25,000.00*
        Accounting fees and expenses............................    10,000.00*
        Miscellaneous expenses..................................     3,369.89*
                                                                 ------------
        Total expenses.......................................... $  45,000.00*
                                                                 ============

------------------
*Estimated

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

o On March 21, 2000, we issued an aggregate of 154,000 shares of our common stock to six different investors at a price of $2.00 per share for gross proceeds of $308,000 and exchanged 250,000 shares of our common stock for $500,000 of advances from a shareholder. Two of these individuals are officers and directors of ours. This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 (the "Act").

o On March 15, 2000, we issued an aggregate of 300,000 shares of our common stock to six different investors at a price of $2.00 per share for gross proceeds of $600,000. This transaction was exempt from registration pursuant to Rule 506 of Regulation D of the Act.

o On March 15, 2000, pursuant to our non-qualified stock option plan, we granted non-qualified options to purchase 25,000 shares of our common stock, at an exercise price of $4.00 per share, to Raymond Akwule, a our newly appointed director. The options vest 50% on September 15, 2000 and 50% on March 15, 2001 and are exercisable for a period of ten years from the date of the grant. This transaction was exempt from registration pursuant to Rule 701 of the Act.

o On January 7, January 18, January 19, and February 7, 2000, holders of our series B convertible preferred stock converted 200, 100, 100 and 25 shares into 94,604, 42,496, 42,839 and 11,204 shares of our common stock, respectively. These transactions were exempt from registration pursuant to
     Section 4(2) of the Act.

o On December 10, 1999, iLink Telecom, Inc. ("iLink") issued an aggregate of 14,900,00 shares to the shareholders of 9278 Distributor, Inc., a New York corporation, in connection with a merger among iLink, 9278 Distributor Acquisition Corp and 9278 Distributor, Inc. This transaction was exempt from registration pursuant to Section 4(2) of the Act.

o On December 10, 1999, iLink issued 500,000 shares of its common stock at a purchase price of $2.00 per share to one investor. In addition, iLink sold an aggregate of 1,500 shares of its series B convertible preferred stock at a purchase price of $1,000 per share. The series B convertible preferred stock is convertible into shares of our common stock based on a per share conversion price equal to 75% of the prevailing market price of the common stock for the ten trading days prior to conversion. These transactions were exempt from registration pursuant to Rule 506 of Regulation D of the Act.

o On December 10, 1999, iLink issued 200,000 shares of its common stock, at a deemed price of $2.00 per share, to Century Capital Management Ltd., pursuant to the terms of an engagement letter between iLink and Century, dated December 6, 1999, under which Century provided iLink with consulting services in connection with its merger with 9278 Distributor Inc. We have the right to redeem 100,000 of these shares in the event that certain valuation models prepared by Century prove incorrect. This transaction was exempt from registration pursuant to Section 4(2) of the Act.

o On December 6, 1999, iLink issued 300,000 shares of its common stock to P.T.N. Ltd., in satisfaction of $300,000 in debt, pursuant to the terms of a debt settlement agreement between iLink and P.T.N. Ltd., dated December 6, 1999. This transaction was exempt from registration pursuant to Section 4(2) of the Act. Subsequently, P.T.N. transferred all of these shares to Ascent Financial Incorporated.

o On June 8, 1999, pursuant to its non-qualified stock option plan, iLink granted non-qualified options to purchase an aggregate of 23,000 shares of common stock of iLink, at an exercise price of $5.25 per share, to three employees of iLink. The options vested upon grant and are exercisable for a period of one year from the date of the grant. None of the grantees are currently employed by us. This transaction was exempt from registration pursuant to Rule 701 of the Act.

o On May 25, 1999, iLink issued 250,000 shares of its common stock to Marketsource Direct Holdings Ltd., a company controlled by Peter Schriber, who was a director of iLink, as compensation for services rendered to iLink. The deemed value for which this common stock was issued was $250 ($0.001 per share). This transaction was exempt from registration pursuant to Section 4(2) of the Act. These shares were subject to a Vesting Agreement. All of these shares were surrendered to us by the holder on December 10, 1999.

o On May 20, 1999, iLink issued 22,259 shares of its common stock to Century Capital Management Ltd. as consideration for the acquisition of certain leasehold improvements, furniture and telephone equipment valued at $44,518. The value for which this common stock was issued was $44,518 ($2.00 per share). This transaction was exempt from registration pursuant to Section 4(2) of the Act.

o On April 6, 1999, iLink issued 353,500 shares of its common stock to 22 different investors at a price of $1.00 per share for gross cash proceeds to iLink of $353,500. This transaction was exempt from registration pursuant to Rule 504 of Regulation D of the Act.

o On April 2, 1999, iLink issued 1,300,000 shares of its common stock to 4 different investors at a price of $0.05 per share for gross cash proceeds to iLink of $65,000. This transaction was exempt from registration pursuant to Rule 504 of Regulation D of the Act.

o On March 31, 1999, iLink issued 145 shares of series A convertible preferred stock to ABDE Holdings Ltd. in consideration for the acquisition of all of the shares of iLink B.C. The deemed value for which this preferred stock was issued was $145,000 ($1,000 per share). This transaction was exempt from registration pursuant to Section 4(2) of the Act.

o On March 25, 1999, iLink issued 1,590,000 shares of its common stock to certain of its directors and employees as compensation for services rendered to iLink and to induce them to remain in iLink's employ and to perform their duties and responsibilities to the best of their abilities. The deemed value of which this common stock was issued was $1,590 ($0.001 per share). This transaction was exempt from registration pursuant to
     Section 4(2) of the Act. These shares were subject to a Vesting Agreement. Subsequently, 1,500,000 of these shares were surrendered to us by a holder.

o On March 25, 1999, iLink issued 300,000 shares of its common stock to Century Capital Management Ltd. pursuant to the terms of an engagement letter dated March 25, 1999, between iLink and Century Capital Management Ltd., pursuant to which Century Capital Management Ltd. provided us with financial consulting services. The deemed value of this common stock was issued was $300 ($0.001 per share). This transaction was exempt from registration pursuant to Section 4(2) of the Act. This engagement letter terminated on March 31, 2000.

o On March 16, 1999, iLink issued 250,000 shares of its common stock to 2 different investors at a price of $0.05 per share for gross cash proceeds to iLink of $12,500. This transaction was exempt from registration pursuant to Rule 504 of Regulation D of the Act.

o On June 26, 1998, Aquasol merged with Aquasol Technologies, Inc. (formerly AFD Capital Group, Inc.), a Nevada corporation, on the basis of one share of Aquasol's Common Stock for each share of common stock of Aquasol Technologies Inc. then outstanding. As a result of this merger, Aquasol issued 2,080,000 (416,000*) shares of its common stock to the stockholders of Aquasol Technologies, Inc., the Nevada corporation. The estimated value for which this common stock was issued was $15,650 (ranging from $0.0017 to $0.05 per share). The merger was exempt from registration pursuant to Rule 504 of Regulation D of the Act. Subsequent to the merger, 1,020,000 shares of Aquasol's common stock issued to the stockholders of Aquasol Technologies, Inc. were surrendered to Aquasol's treasury for cancellation. Prior to the date of the merger Aquasol Technologies, Inc. had issued the following securities:

            (i) On March 31, 1998, Aquasol Technologies, Inc. issued 80,000 (16,000*) shares of common stock to one investor at a price of $0.05 ($0.25*) per share for gross proceeds of $4,000. This transaction was exempt from registration pursuant to Rule 504 of Regulation D of the Act.

            (ii) On April 1, 1997, Aquasol Technologies, Inc. issued 1,000,000 (200,000*) shares of common stock to five investors at a price of $0.01 ($0.05*) per share for gross proceeds of $10,000. This transaction was exempt from registration pursuant to Rule 504 of Regulation D of the Act.

            (iii) On March 27, 1997, Aquasol Technologies, Inc. issued 1,000,000
                  (200,000*) shares of common stock to two investors at a price of $0.01 ($0.05*) per share for gross proceeds of $10,000. This transaction was exempt from registration pursuant to
                  Section 4(2) of the Act.

o On January 15, 1998, Aquasol issued 992,000 (198,400*) shares of its common stock to the seven stockholders of Aquasol Technologies Inc. (an Alberta corporation) formerly named Noralta Technologies Inc. in exchange for all of the shares of Aquasol Technologies Inc. (the Alberta corporation). This transaction was exempt from registration pursuant to Rule 504 of Regulation D of the Act. On January 15, 1999, this transaction was unwound and Aquasol returned all of the shares of Aquasol Technologies Inc. (the Alberta corporation) to the seven former stockholders of that corporation and Aquasol canceled the 992,000 shares of its common stock, which were issued to them.

o On January 12, 1998, Aquasol issued 4,000,000 (800,000*) shares of its common stock to one investor at a price of $0.0001 ($0.0005*) per share for gross proceeds to Aquasol of $400. This transaction was exempt from registration pursuant to Rule 504 of Regulation D of the Act.

o On January 9, 1998, Aquasol merged with Aquasol Technologies Inc. (a Delaware corporation) on the basis of one share of Aquasol's common stock for each share of common stock of Aquasol Technologies Inc. then outstanding. As a result of this merger Aquasol issued 100 (20*) shares of its common stock to the sole stockholder of Aquasol Technologies, Inc., the Delaware corporation. The estimated value for which this common stock was issued was $10.00 ($0.10 per share). The merger was exempt from registration pursuant to Rule 504 of Regulation D. The 100 shares of common stock outstanding in Aquasol Technologies, Inc., the Delaware corporation, immediately prior to the merger had been issued on December 18, 1997, at a price of $0.10 per share. This transaction was exempt from registration by Rule 504 of Regulation D of the Act.

o On December 26, 1997, Aquasol effectuated a plan of share exchange with the holders of shares of series I common stock issued by STB Corp. on the basis of one share of Aquasol's common stock for each one share of series I common stock outstanding in STB Corp. Pursuant to this transaction Aquasol issued 175,456 (35,091*) shares of its common stock to 293 different holders of series I common stock of STB Corp. The estimated value for which this common stock was issued was $175 ($0.0001 per share). This transaction was exempt from registration pursuant to Rule 504 of Regulation D.

o On December 11, 1997, Aquasol sold 1,500,000 (300,000*) shares of its common stock to one investor for gross proceeds to Aquasol of $5,000. This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act.

------------------
* The parenthetical amounts reflect the adjustment for the 1-for-5 reverse stock split which was effective as of February 14, 1999.

ITEM 27. EXHIBITS.

  Exhibit
  Number     Description of Exhibit
  ------     ----------------------

   2.1 Agreement and Plan of Merger, dated December 17, 1999, among iLink Telecom, Inc., 9278 Distributors Acquisition Corp. and 9278 Distributor Inc.****

   2.2 Agreement and Plan of Merger, dated April 24, 2000, between the Company and 9278 Communications, Inc., a Delaware corporation.
             *******

   3.1       Certificate of Incorporation of the Company.*******

   3.2       Bylaws of the Company.*******

   4.1       Specimen Common Stock Certificate of the Company.***

   4.3       Non-Qualified Stock Option Plan of the Company.******

   5.1       Opinion of Parker Duryee Rosoff & Haft, P.C.*

   10.1 Employment Agreement, dated December 10, 1999, between the Company and Sajid Kapadia.******

   16.1 Letter from Ernst & Young LLP, dated January 10, 2000, addressed to the Securities and Exchange Commission in compliance with Item 304 of Regulation S-K.*****

   21.1      Subsidiaries of the Company.******

   23.1      Consent of Friedman Alpren & Green LLP.**

   23.2 Consent of Parker Duryee Rosoff & Haft (included in Exhibit 5.1 hereof).*

   24.1 Power of attorney (included in the signature page of Part II of this Registration Statement).**

   27.1      Financial Data Schedule.*

-----------------------
*          To be filed by amendment
**         Filed herewith
*** Incorporated by reference from the Company's registration statement on Form SB-2 (Registration No. 333-84845)
**** Incorporated by reference from the Company's report on Form 8-K, dated December 22, 1999
***** Incorporated by reference from the Company's report on Form 8-K, dated December 28, 1999
****** Incorporated by reference from the Company's report on Form 10-KSB for the year ended December 31, 1999
******* Incorporated by reference from the Company's report on Form 10-QSB for the three-month period ended March 31, 2000

ITEM 17. UNDERTAKINGS.

         We hereby undertake:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended (the "Securities Act"), each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) That, for purposes of determining any liability under the Securities Act, each filing of our annual report pursuant to Section 13(a) or 15(d) of the Securities Act, that is incorporated by reference in the registration statement, shall be deemed to be anew registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bonafide offering thereof. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to Item 15 of the registration statement, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of ours in the successful defense of any action suitor proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 23, 2000.


                                           9278 COMMUNICATIONS, INC.

    Date: May 23, 2000                     By: /s/ Sajid Kapadia
                                               ---------------------------------
                                               Sajid Kapadia
                                               Chairman, Chief Operating Officer
                                               and Director

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Sajid Kapadia his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and the documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent his substitute may lawfully do or cause to be done by virtue hereof.

         In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates stated.

/s/ Sajid Kapadia               Chairman,                          May 23, 2000
---------------------------     Chief Executive Officer,
Sajid Kapadia                   Principal Executive Officer
                                and Director


/s/ Amar Bahadoorsingh          President, Principal                May 23, 2000
---------------------------     Accounting and Financial
Amar Bahadoorsingh              Officer and Director



/s/ Haris Syed                  Vice President, Secretary           May 23, 2000
---------------------------     and Director
Haris Syed